United States Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the half-year ended September 30, 2022

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20F ☑ Form 40 F ☐

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Table of Contents

SIFY TECHNOLOGIES LIMITED

FORM 6-K

For the half-year ended September 30, 2022

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Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this report are the property of their respective owners. In this Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs,”, “₹.”, “rupees” or “Indian rupees” are to the legal currency of India . References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

For your convenience, this Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Report, all translations from Indian rupees to U.S. dollars contained in this Report have been based on the reference rate in the City of Mumbai on September 30, 2022 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹81.5522 per $1.00.

Our financial statements are presented in Indian rupees and prepared in accordance with English version of International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. In this Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Information contained in our websites, including our corporate website, www.sifytechnologies.com, is not part of our Annual Report for the year ended March 31, 2022 or this Report.

Forward-looking Statements

In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Annual Report on Form 20-F for the fiscal year ended March 31, 2022, filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2022.

The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

•	our expectations as to future revenue, margins, expenses and capital requirements;

•	our exposure to market risks, including the effect of foreign currency exchange rates and interest rates on our financial results;

•	the effect of the international economic slowdown on our business;
•	our ability to generate and manage growth and to manage our international operations;

•	projections that our cash and cash equivalents, along with cash generated from operations will be sufficient to meet certain of our obligations; and

•	the effect of future tax laws on our business.

You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, you should carefully review the other information in this Report, our other periodic reports and other documents filed with the SEC from time to time. Our filings with the SEC are available on its website at www.sec.gov.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2022
		September 30, 2022 ₹	March 31, 2022* ₹	Convenience translation into US$ (In thousands)

ASSETS
Property, plant and equipment	4	18,502,377	16,694,877	226,878
Right of Use Assets	7A	4,499,323	4,412,714	55,171
Intangible assets	5	617,400	634,730	7,571
Other assets		3,242,347	2,136,850	39,758
Deferred contract costs		18,636	20,625	229
Other investments		945,438	476,050	11,593
Deferred tax assets		784,110	686,193	9,615
Total non-current assets		28,609,631	25,062,039	350,815

Inventories		3,201,561	2,407,203	39,258
Trade and other receivables, net	8A	16,085,209	14,061,653	197,238
Contract assets	8B	54,214	51,283	665
Deferred contract costs		93,337	304,225	1,145
Prepayments for current assets		902,930	607,961	11,072
Restricted cash	6	1,329,691	792,035	16,305
Cash and cash equivalents	6	1,445,726	3,781,978	17,728
Total current assets		23,112,668	22,006,338	283,411
Total assets		51,722,299	47,068,377	634,226

EQUITY AND LIABILITIES
Equity
Share capital		1,840,898	1,840,238	22,573
Share premium		19,682,583	19,676,167	241,350
Share based payment reserve		354,643	349,123	4,349
Other components of equity		54,813	77,299	672
Accumulated deficit		(7,083,417)	(7,466,624)	(86,857)
Equity attributable to equity holders of the Company		14,849,520	14,476,203	182,087

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2022
		September 30, 2022 ₹	March 31, 2022* ₹	Convenience translation into US$ (In thousands)

Liabilities
Borrowings		9,067,005	7,769,122	111,180
Lease liabilities	7B	1,736,058	1,715,361	21,288
Employee benefits	9	167,729	145,004	2,057
Contract liabilities	8B	2,197,535	1,797,611	26,946
Other liabilities		64,788	60,742	795
Total non-current liabilities		13,233,115	11,487,840	162,266

Borrowings		6,389,629	7,111,069	78,350
Lease liabilities	7B	468,452	492,042	5,744
Bank overdraft	6	1,231,895	371,995	15,106
Trade and other payables		13,446,970	11,336,886	164,888
Contract liabilities	8B	2,102,718	1,792,342	25,785
Total current liabilities		23,639,664	21,104,334	289,873

Total liabilities		36,872,779	32,592,174	452,139

Total equity and liabilities		51,722,299	47,068,377	634,226

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

*	Derived from the audited consolidated financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

	Note	Quarter ended September 30,		Quarter ended September 30, 2022	Half year ended September 30,		Half year ended September 30, 2022
		2022 ₹	2021 ₹	Convenience translation into US$ (In thousands)	2022 ₹	2021 ₹	Convenience translation into US$ (In thousands)
Revenue	10	7,937,811	6,985,631	97,334	15,675,509	13,436,972	192,214
Cost of goods sold and services rendered	11	(4,988,449)	(4,134,781)	(61,169)	(9,898,770)	(8,034,970)	(121,380)
Other income		29,203	32,922	358	78,184	49,449	959
Selling, general and administrative expense		(1,440,632)	(1,380,408)	(17,665)	(2,713,953)	(2,479,329)	(33,279)
Depreciation and amortization	4,5&7A	(955,903)	(790,355)	(11,721)	(1,883,255)	(1,592,521)	(23,093)
Profit from operating activities		582,030	713,009	7,137	1,257,715	1,379,601	15,421
Finance income	13	1,920	14,485	24	65,151	35,130	799
Finance expenses	13	(363,861)	(266,551)	(4,462)	(707,882)	(513,991)	(8,680)
Net finance expense		(361,941)	(252,066)	(4,438)	(642,731)	(478,861)	(7,881)

Profit before tax		220,089	460,943	2,699	614,984	900,740	7,540
Income tax (expense)/ benefit		(108,374)	(104,811)	(1,329)	(232,298)	(215,732)	(2,848)
Profit for the period		111,715	356,132	1,370	382,686	685,008	4,692
Basic earnings per share	14	0.61	1.95	0.007	2.09	3.76	0.026
Diluted earnings per share	14	0.60	1.90	0.007	2.05	3.66	0.025

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income
(In thousands of Rupees, except share data and as otherwise stated)

		Quarter ended September 30		Quarter ended September 30, 2022	Half year ended September 30		Half year ended September 30, 2022
	Note	2022 ₹	2021 ₹	Convenience translation into US$ (In thousands)	2022 ₹	2021 ₹	Convenience translation into US$ (In thousands)

Profit for the period		111,715	356,132	1,370	382,686	685,008	4,692

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit plans	9	(29,659)	(27,060)	(364)	(43,026)	(35,592)	(528)
Items that will be reclassified to profit or loss
Foreign currency translation differences of foreign operations		9,724	(412)	119	19,369	3,484	239
Other comprehensive income/(loss) for the period		(19,935)	(27,471)	(245)	(23,657)	(32,108)	(290)

Total comprehensive income for the period		91,780	328,660	1,125	359,029	652,900	4,403

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For the half year ended September 30, 2022

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained Earnings/ (accumulated deficit)	Total	Non- controlling interest	Total Equity
Balance at April 1, 2022	1,840,238	19,676,167	349,123	77,299	(7,466,624)	14,476,203	-	14,476,203

Total comprehensive income/ (loss) for the period	-	-	-	(23,657)	382,686	359,029	-	359,029

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	660	6,416	-	-	-	7,076	-	7,076

Transaction costs related to equity	-			1,171	521	1,692		1,692
Transferred from share based payment reserve	-	-	-	-	-	-	-	-
Share-based payment transactions	-		5,520	-	-	5,520	-	5,520
Balance as at September 30, 2022	1,840,898	19,682,583	354,643	54,813	(7,083,417)	14,849,520	-	14,849,520

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For year ended March 31, 2022

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity

Balance at April 1, 2021	1,835,195	19,628,129	336,340	90,381	(8,724,570)	13,165,475	-	13,165,475

Total comprehensive income for the year	-	-	-	(13,082)	1,257,946	12,44,864	-	12,44,864
Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	5,043	37,949				42,992	-	42,992
Call money received						-	-	-
Dividends paid (incl dividend distribution tax)					-	-	-	-
Transaction costs related to equity						-	-	-
Transferred from share based payment reserve on exercise of ESOP		10,089	(10,089)			-	-	-
Share-based payment transactions		-	22,872			22,872	-	22,872
Balance at March 31, 2022	1,840,238	19,676,167	349,123	77,299	(7,466,624)	14,476,203	-	14,476,203

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Half year ended September 30		September 30, 2022
	2022 ₹	2021 ₹	Convenience translation into US$ (In thousands)
Cash flows from / (used in) operating activities
Profit for the period	382,686	685,008	4,692
Adjustments for:
Depreciation and amortization	1,883,255	1,592,521	23,093
Gain on sale of property, plant and equipment	(4,836)	(1,337)	(59)
Provision for doubtful receivables and advances	100,000	200,000	1,226
Stock compensation expense	8,241	11,802	102
Net finance expense / (income)	642,731	478,861	7,881
Unrealized (gain)/ loss on account of exchange differences	(13,166)	1,061	(161)
Income tax expense	232,298	215,732	2,848
	3,231,209	3,183,648	39,622
Change in trade and other receivables	(1,309,410)	(4,326,953)	(16,056)
Change in inventories	(794,358)	(794,819)	(9,740)
Change in Contract Assets	(2,931)	(14,043)	(36)
Change in Contract Costs	212,877	13,596	2,610
Change in other assets	(352,577)	(118,855)	(4,323)
Change in trade and other payables	1,856,153	1,749,791	22,760
Change in employee benefits	(20,300)	30,465	(249)
Change in Contract Liabilities	710,298	948,279	8,710
Change in deferred Income	-	3,078	-
Cash from operating activities	3,530,961	674,187	43,298
Income taxes (paid)/refund received	(1,007,526)	(618,548)	(12,354)
Net cash from operating activities	2,523,435	55,639	30,944

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(4,116,270)	(2,145,921)	(50,474)
Expenditure on intangible assets	(199,726)	(269,642)	(2,449)
Investments in corporate debt securities during the year	(387,141)	(243,600)	(4,747)
Amount paid for acquisition of right of use assets	(159,089)	(73,157)	(1,951)
Proceeds from sale of property, plant and equipment	4,736	1,356	58
Finance income received	27,151	25,567	333
Net cash used in investing activities	(4,830,339)	(2,705,397)	(59,230)

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Half year ended September 30		September 30, 2022
	2022 ₹	2021 ₹	Convenience translation into US$ (In thousands)
Cash flows from / (used in) financing activities
Proceeds from issue of shares (including share premium)	5,649	22,919	69
Proceeds from long-term borrowings	2,681,151	1,523,289	32,876
Repayment of long-term borrowings	(1,445,183)	(1,349,000)	(17,721)
Increase/(decrease) in short-term borrowings	(743,647)	143,494	(9,119)
Repayment of lease liabilities	(191,200)	(108,665)	(2,345)
Finance expenses paid	(658,425)	(510,481)	(8,074)
Net cash used in financing activities	(351,655)	(278,444)	(4,314)

Net Increase/ (Decrease) in cash and cash equivalents	(2,658,559)	(2,928,202)	(32,600)
Cash and cash equivalents at April 1	4,202,018	5,378,388	51,525
Effect of exchange fluctuations on cash held	63	2,567	1
Cash and cash equivalents at period end	1,543,522	2,452,753	18,926
Supplementary information
Additions to property plant and equipment represented by finance lease obligations	-	-

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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SIFY TECHNOLOGIES LIMITED

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(In thousands of Rupees, except share, per share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited (‘Sify’ or ‘the Company’) is a Company domiciled in India. The address of the Company’s registered office is 2nd Floor, TIDEL Park, 4, Rajiv Gandhi Salai, Taramani, Chennai – 600113, India. The Company and its subsidiaries Sify Technologies (Singapore) Pte. Limited, Sify Technologies North America Corporation, Sify Data and Managed Services Limited, Sify Infinit Spaces Limited, Sify Digital Services Limited and Print House (India) Private Limited (are together referred to as the ‘Group’ and individually as ‘Group entities’). The Group offers converged ICT solutions comprising Network Services, Data Center Services and Digital Services which includes cloud and managed services, network managed services, technology integration services and applications integration services. Pursuant to business transfer effected from April 1, 2020 vide Business Transfer Agreement dated January 28, 2021, the operating segments of the company have been reclassified as Network Services, Data Center Services and Digital Services. The Company was incorporated on December 12, 1995 and is listed on the NASDAQ Capital Market. The financial statements are for the Group consisting of Sify Technologies Limited (the 'Company') and its subsidiaries.

2.	Basis of preparation

a.	Statement of compliance

The Unaudited Condensed Consolidated Interim Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended March 31, 2022.

These Unaudited Condensed Consolidated Interim Financial Statements have been approved for issue by the Board of Directors on November 16, 2022.

b.	Functional and presentation currency

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Indian rupee is the functional currency of Sify and its Indian Subsidiary. US dollar is the functional currency of Sify’s foreign subsidiaries located in the US and Singapore.

The Unaudited Condensed Consolidated Interim Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.

Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the quarter and half year ended September 30, 2022 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on September 30, 2022 for wire transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 81.5522 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on September 30, 2022 or at any other date.

c.	Use of estimates

The preparation of these Unaudited Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the period. Accounting estimates could change from period to period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both and, if material, their effects are disclosed in the notes to the financial statements.

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3.	Significant accounting policies

The accounting policies applied by the Group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended March 31, 2022.

Basis of consolidation

The financial statements of the Group companies are consolidated on a line-by-line basis. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. These financial statements are prepared by applying uniform accounting policies in use at the Group.

Subsidiaries are entities controlled by the Company. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Thus, the Company controls an investee if and only if the Company has all the following :

(a) power over the investee;

(b) exposure, or rights, to variable returns from its involvement with the investee; and

(c) the ability to use its power over the investee to affect the amount of the Company’s returns.

Generally, there is a presumption that majority of voting rights results in control. To support this presumption and when the Group has less than a majority of voting of similar rights of an investee, the group considers all relevant facts and circumstances in assessing whether it has power over an investee.

The financial statements of subsidiaries are consolidated from the date that control commences until the date that control ceases. The accounting policies of subsidiaries have been changed where necessary to align them with the policies adopted by the Group.

Recent accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2023 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.	In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” regarding the ‘Classification of Liabilities as Current or Non-current’. The amendments in Classification of Liabilities as Current or Non-current (Amendments to IAS 1) affect only the presentation of liabilities in the statement of financial position, and not the amount or timing of recognition of any asset, liability, income or expenses, or the information that entities disclose about those items. The amendments:

•	clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least 12 months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability;

•	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

•	make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The above amendments are effective for annual reporting periods beginning on or after January 1, 2024 and are to be applied retrospectively. Early application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

ii.	In February 2021, the IASB issued “Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)” in relation to determining which accounting policies are to be disclosed in the financial statements. These amendments:

•	require an entity to disclose its material accounting policy information instead of its significant accounting policies;

•	clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial; and also clarifies if users of an entity’s financial statements would need it to understand other material information in the financial statements;

•	clarify that accounting policy information is material; and

•	clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information.

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The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Early application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

iii.	In February 2021, the IASB issued “Disclosure of Accounting Estimates (Amendments to IAS 8)” in relation to distinction between accounting policies and accounting estimates. These amendments:

•	replace the definition of change in accounting estimates with a definition of accounting estimate as “monetary amounts in financial statements that are subject to measurement uncertainty”;

•	clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors; and

•	state that a change in an accounting estimate may affect only the current period’s profit or loss, or the profit or loss of both the current period and future periods. It also requires that the effect of the change relating to the current period is recognized as income or expense in the current period and the effect, if any, on future periods is recognized as income or expense in those future periods.

The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Early application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements

iv.	In May 2021, the IASB issued ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’ to clarify the accounting for deferred tax on transactions such as leases and decommissioning obligations. These amendments clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.

The Company shall apply the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. The Company shall, at the beginning of the earliest comparative period presented, recognize deferred tax for all temporary differences related to leases and decommissioning obligations and recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at that date.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

v.	IFRS 17 requires insurance liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts. These requirements are designed to achieve the goal of a consistent, principle-based accounting for insurance contracts. IFRS 17 supersedes IFRS 4 Insurance Contracts as of 1 January 2023.

Applicable to annual reporting periods beginning on or after 1 January 2023.

Our Company does not expect the amendments to have an impact to its consolidated financial statements.

vi.	Amends IFRS 4 Insurance Contracts provide two options for entities that issue insurance contracts within the scope of IFRS 4:

An option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets; this is the so-called overlay approach; an optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4; this is the so-called deferral approach.

The application of both approaches is optional and an entity is permitted to stop applying them before the new insurance contracts standard is applied.

The amendments to IFRS 17 are effective for annual periods beginning on or after 1 January 2023. Earlier application is permitted. They are applied retrospectively.

Extension of the Temporary Exemption from Applying IFRS 9 (Amendments to IFRS 4) defers the fixed expiry date of the amendment to annual periods beginning on or after 1 January 2023.

Our Company does not expect the amendments to have an impact to its consolidated financial statements.

vii.	Amends IFRS 17 to address concerns and implementation challenges that were identified after IFRS 17 Insurance Contracts was published in 2017. The main changes are:

Deferral of the date of initial application of IFRS 17 by two years to annual periods beginning on or after 1 January 2023. Additional scope exclusion for credit card contracts and similar contracts that provide insurance coverage as well as optional scope exclusion for loan contracts that transfer significant insurance risk. Recognition of insurance acquisition cash flows relating to expected contract renewals, including transition provisions and guidance for insurance acquisition cash flows recognised in a business acquired in a business combination Clarification of the application of IFRS 17 in interim financial statements allowing an accounting policy choice at a reporting entity level. Clarification of the application of contractual service margin (CSM) attributable to investment-return service and investment-related service and changes to the corresponding disclosure requirements. Extension of the risk mitigation option to include reinsurance contracts held and non-financial derivatives Amendments to require an entity that at initial recognition recognises losses on onerous insurance contracts issued to also recognise a gain on reinsurance contracts held Simplified presentation of insurance contracts in the statement of financial position so that entities would present insurance contract assets and liabilities in the statement of financial position determined using portfolios of insurance contracts rather than groups of insurance contracts. Additional transition relie for business combinations and additional transition relief for the date of application of the risk mitigation option and the use of the fair value transition approach

Applicable to Annual reporting periods beginning on or after 1 January 2023

Our Company does not expect the amendments to have an impact to its consolidated financial statements.

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4.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the half year ended September 30, 2022

	Cost				Accumulated depreciation
Particulars	As of April 1, 2022	Additions	Disposals	As of Sep 30, 2022	As of April 1, 2022	Depreciations for the year	Deletions	As of Sep 30, 2022	Carrying amount as of Sep 30, 2022
Freehold Land	147,176	59,691		206,867	-			-	206,867
Building	4,944,478	853,767	533	5,797,712	1,058,496	428,728	212	1,487,012	4,310,700
Plant and machinery	17,512,223	1,575,680	30,885	19,057,018	10,842,235	740,431	31,724	11,550,942	7,506,076
Computer equipment	1,863,469	96,632	5,484	1,954,617	1,630,581	73,709	5,312	1,698,978	255,639
Office equipment	1,695,295	229,892	104	1,925,083	909,833	129,079		1,038,912	886,171
Furniture and fittings	4,589,404	1,133	814	4,589,723	2,161,280	319	705	2,160,894	2,428,829
Vehicles	9,721	-	-	9,721	9,697			9,697	24
Total	30,761,766	2,816,795	37,820	33,540,741	16,612,122	1,372,266	37,953	17,946,435	15,594,306
Add: Construction in progress									2,908,071
Total	30,761,766	-	-		16,612,122	-	-		18,502,377

The following table presents the changes in property, plant and equipment during the year ended March 31, 2022

	Cost				Accumulated depreciation
Particulars	As of April 1, 2021	Additions	Disposals	As of Mar 31, 2022	As of April 1, 2021	Depreciation for the year	Deletions	As of Mar 31, 2022	Carrying amount as of March 31, 2022
Freehold Land	147,176	-	-	1,47,176	-	-	-	-	147,176
Building	4,767,708	178,465	1,695	4,944,478	871,698	186,798	-	1,058,496	3,885,982
Plant and machinery	15,161,056	2,369,218	18,051	17,512,223	9,590,746	1,269,471	17,982	10,842,235	6,669,988
Computer equipment	1,685,739	185,020	7,290	1,863,469	1,494,287	143,526	7,233	1,630,581	232,889
Office equipment	1,294,796	401,029	530	1,695,295	713,157	197,215	539	909,833	785,462
Furniture and fittings	3,238,201	1,351,480	277	4,589,404	1,607,897	555,399	2,016	2,161,280	2,428,124
Vehicles	9,721	-	-	9,721	9,697	-	-	9,697	24
Total	26,304,397	4,485,212	27,843	30,761,766	14,287,482	2,352,409	27,770	16,612,121	14,149,645
Add: Construction in progress									2,545,232
Total	26,304,397	4,485,212	27,843	30,761,766	14,287,482	2,352,409	27,770	16,612,121	16,694,877

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5.	Intangible assets

Intangible assets comprise the following:

	September 30, 2022	March 31, 2022
Goodwill	–	–
Other intangible assets	617,400	634,730
	617,400	634,730

(i) Goodwill

The following table presents the changes in goodwill during the half year/year ended

	September 30, 2022	March 31, 2022
Balance at the beginning of the year	–	14,595
Effect of movement in exchange rates	–	–
Impairment loss recognized during the year	–	(14,595)
Net carrying amount of goodwill	–	–

The amount of goodwill as at March 31, 2022 has been allocated to the Applications Integration Services segment.

(ii) Other intangibles

The following table presents the changes in intangible assets during the half year ended September 30, 2022 and year ended March 31, 2022.

	Undersea cable	Software	License fees	Total
(A) Cost
Balance as at April 1, 2021	736,388	1,578,234	78,000	2,392,622
Acquisitions during the period	-	325,471	-	325,471
Disposals during the period	-	-	-	-
Balance as at March 31, 2022	736,388	1,903,705	78,000	2,718,093
Acquisitions during the period	36,900	162,728	-	199,628
Disposals during the period	-	-	-	-
Balance as at September 30, 2022	773,288	2,066,433	78,000	2,917,721

(B) Amortization
Balance as at April 1, 2021	512,695	1,159,647	40,289	1,712,631
Amortization for the year	74,483	293,299	3,150	370,932
Impairment loss on intangibles
Balance as at March 31, 2022	587,178	1,452,946	43,439	2,083,363
Amortization for the period	50,706	164,664	1,588	216,958
Impairment loss on intangibles
Balance as at September 30, 2022	637,884	1,617,410	45,027	2,300,321

(C) Carrying amounts
As at March 31, 2022	149,210	450,958	34,561	634,730
As at September 30, 2022	135,404	449,022	32,974	617,400

Intangible assets that were fully impaired/amortised were removed from the block.

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6.	Cash and cash equivalents

Cash and cash equivalents as at September 30, 2022 amounted to ₹ 2,775,417 (March 31, 2022 : ₹ 4,574,013). This includes cash of ₹ 1,329,691 (March 31, 2022: ₹ 792,035), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

Non current	September 30, 2022	March 31, 2022	September 30, 2021	March 31, 2021
Against future performance obligation	-	-	-	-
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	1,329,691	792,035	868,280	400,971
(a) restricted cash	1,329,691	792,035	868,280	400,971
(b) Non restricted cash Current
Cash and bank balances	1,445,726	3,781,978	1,951,543	5,101,083

Total cash (a+b)	2,775,417	4,574,013	2,819,823	5,502,054
Bank overdraft used for cash management purposes	(1,231,895)	(371,995)	(367,070)	(123,666)
Less: Non current restricted cash	-	-	-	-
Cash and cash equivalents for the statement of cash flows	1,543,522	4,202,018	2,452,753	5,378,388

7A.	Right of Use Assets

Following are the changes in the carrying value of Right of use assets for the six months ended September 30, 2022:

Particulars		Category of ROU asset
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2022	1,783,510	1,594,112	480,501	554,591	4,412,714
Additions	81,760	221,652	6,068	71,302	380,782
Deletions	-	-	-	-	-
Depreciation	(11,814)	(172,680)	(68,683)	(40,854)	(294,031)
Translation difference					(142)
Balance as of September 30, 2022	1,853,456	1,643,084	417,886	585,039	4,499,323

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Following are the changes in the carrying value of right of use assets for the year ended March 31, 2022:

Particulars		Category of ROU asset
	Land	Building	P&M	IRU	Total
Balance as of April 1, 2021	1,807,260	1,716,152	486,056	530,134	4,539,602
Additions	-	204,110	133,200	106,122	443,432
Deletions		(10,399)			(10,399)
Depreciation	(23,750)	(314,359)	(138,755)	(83,254)	(560,118)
Translation difference		(1,392)		1,589	197
Balance as of March 31, 2022	1,783,510	1,594,112	480,501	554,591	4,412,714

7B. Lease liability

Following is the breakup of Current and Non-current lease liabilities as on period ended September 30, 2022 and year ended March 31, 2022.

Particulars	September 30, 2022	March 31, 2022
Current lease liabilities	468,452	492,042
Non-current lease liabilities	1,736,058	1,715,361
Total	2,204,510	2,207,403

The following is the movement in lease liabilities during the half year ended September 30, 2022 and year ended March 31, 2022.

Particulars	September 30, 2022	March 31, 2022
Balance as of April 1,	2,207,403	2,202,649
Additions	183,484	326,600
Finance cost accrued during the period	93,728	191,136
Deletions	—	(12,247)
Payment of lease liabilities	(294,029)	(507,498)
Fair value adjustment	10,224	4,262
Translation difference	3,700	2,501
Balance as of March 31,	2,204,510	2,207,403

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2022 is 9.5%p.a.

The table below provides details regarding the contractual maturities of lease liabilities on undiscounted basis as of September 30, 2022 and March 31, 2022

Particulars	September 30, 2022	March 31, 2022
Less than one year	509,433	507,037
One to five years	1,259,150	1,163,309
More than five years	3,702,660	2,611,603
Total	5,471,243	4,281,949

Rental expenses recorded on short-term leases amounts to Rs.107,915

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8A. Trade and other receivables

Trade and other receivables comprise:

	September 30, 2022	March 31, 2022
(i) Trade receivables, net	11,892,094	10,784,668
(ii) Other receivables including deposits	4,193,115	3,276,985
	16,085,209	14,061,653

Trade receivables consist of:

	September 30, 2022	March 31, 2022
Other trade receivables	12,464,042	11,265,209
	12,464,042	11,265,209
Less: Allowance for doubtful receivables	(571,948)	(480,541)
Balance at the end of half year/year	11,892,094	10,784,668

The activity in the allowance for doubtful accounts receivable is given below:

	September 30, 2022	March 31, 2022
Balance at the beginning of the period	480,541	426,487
Add : Additional provision, net	100,000	433,722
Less : Bad debts written off	(8,593)	(379,668)
Balance at the end of half year/year	571,948	480,541
Financial assets included in other receivables	562,633	29,869

8B. Contract Balances

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	September 2022		March 2022
Trade Receivables		11,892,094		10,784,668
Contract Assets – Unbilled Revenue		54,214		51,283
Contract liabilities – Deferred Income
Current contract liabilities	2,102,718		1,792,342
Non current contract liabilities	2,197,535		1,797,611
Total Contract liabilities – Deferred Income		4,300,253		3,589,953

The following table provides the movement in contract assets (unbilled revenue) for the half year ended September 30, 2022 and March 31, 2022:

Particulars	September 30, 2022	March 31, 2022
Opening Balance	51,283	7,516
Add: Revenue recognized during the period / year	(3)	43,155
Less: Invoiced during the period / year	-	(721)
Add: Translation gain or (loss)	2,934	1,333
Closing Balance	54,214	51,283

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8C. Contract Cost and Amortisation

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the period ended September 30, 2022 the Group has capitalised Rs. 9,930 and amortised Rs. 24,608 There was no impairment loss in relation to the capitalised cost.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period. The Group recognises incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

9.	Employee benefits

	September 30, 2022	March 31, 2022
Gratuity payable	83,641	77,826
Compensated absences	84,088	67,178
	167,729	145,004

Gratuity cost

The components of gratuity cost recognized in the income statement for the quarter and half year ended September 30, 2022 and 2021 consists of the following:

	Quarter ended September 30, 2022	Quarter ended September 30, 2021	Half year ended September 30, 2022	Half year ended September 30, 2021

Service cost	11,774	8,436	23,034	15,975
Interest cost	3,433	2,525	6,777	4,988
Interest income	(2,198)	(580)	(4,339)	(1,145)
Net gratuity costs recognized in statement of income	13,009	10,381	25,472	19,818

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	September 30, 2022	March 31, 2022
Projected benefit obligation at the beginning of half year/ year	216,006	177,098
Service cost	23,034	31,865
Interest cost	6,777	10,088
Remeasurements - Actuarial (gain) / loss	39,826	20,245
Benefits paid	(13,735)	(23,290)
Projected benefit obligation at the end of half year/ year	271,908	216,006

Change in plan assets	September 30, 2022	March 31, 2022
Fair value of plan assets at the beginning of the period / year	138,268	40,651
Interest income	4,339	2,316
Remeasurements – return on plan assets excluding amounts included in interest income	62,682	120,000
Employer contributions	(13,735)	(23,290)
Benefits paid	(4,051)	(1,409)
Fair value of plan assets at the end of the period / year	187,503	138,268

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Actuarial Assumptions at reporting date:

	As at September 30, 2022	As at March 31, 2022
Discount rate	7.40% P.a	6.35% p.a.
Long-term rate of compensation increase	8%	8% for the first year and 5% thereafter
Average future working life time	4.39 years	5.51 years

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

Remeasurement of defined benefit plans recognised in other comprehensive income

The amount gains and losses on remeasurement of defined benefit plans recognized directly in other comprehensive income for the half year ended September 30, 2022 and 2021 are as follows:

	Half year ended September 30, 2022	Half year ended September 30, 2021
Gain or (loss) on remeasurement of defined benefit plans	43,026	35,592
	43,026	35,592

Historical information

	Half year ended September 30, 2022	Half year ended September 30, 2021
Experience adjustments - (loss)/gain	25,532	29,769
Impact of change in assumptions on plan liabilities - (loss)/gain	-	-
Demographic assumptions	4,992	1,108
Return on plan assets , excluding amount recognised in net interest expense	3,200	311
Change in financial assumptions	9,302	4,404
	43,026	35,592

10.	Revenue

	Quarter ended		Half year ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Rendering of services
Service revenue	7,769,845	6,254,971	15,230,456	12,489,362
Installation service revenue	40,928	4,656	(59,609)	(21,829)
	7,810,773	6,259,627	15,170,847	12,467,533
Sale of products	127,038	726,004	504,662	969,439
Total	7,937,811	6,985,631	15,675,509	13,436,972

Note :1. Revenue disaggregation as per business segment and geography has been included in segment information (See Note 15).

Note :2 Performance obligations and remaining performance obligations

The Group has applied the practical expedient provided in the standard and accordingly not disclosed the remaining performance obligation relating to the contract where the performance obligation is part of a contract that has an original expected duration of one year or less and has also not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date.

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The following table provides revenue expected to be recognised in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date.

To be recognised	Rs.
Within one year	417,814
One to three years	2,353,722
Three years or more	1,391,455

11. Cost of goods sold and services rendered

Cost of goods sold and services rendered information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortization does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating income.

12. Personnel expenses

	Quarter ended		Half year ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Salaries and wages	1,065,598	837,148	2,020,855	1,596,357
Contribution to provident fund and other funds	65,930	82,044	124,494	124,170
Staff welfare expenses	11,480	14,519	22,046	27,464
Employee Stock compensation expense	3,994	5,101	8,241	11,802
	1,147,002	938,812	2,175,636	1,759,793

Attributable to Cost of goods sold and services rendered	595,672	427,681	1,152,338	848,086
Attributable to selling, general and administrative expenses	551,330	511,131	1,023,298	911,707

13. Financial income and expense

	Quarter ended		Half year ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Interest income on bank deposits	15,004	7,878	33,207	21,939
Others	(13,084)	6,607	31,944	13,191
Finance income	1,920	14,485	65,151	35,130
Interest expense on financial lease liabilities	46,331	46,634	91,395	91,104
Bank charges	31,491	40,458	68,112	74,830
Other interest	286,039	179,459	548,375	348,057
Finance expense	(363,861)	(266,551)	(707,882)	(513,991)
Net finance expense recognised in profit or loss	(361,941)	(252,066)	(642,731)	(478,861)

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14. Earnings per share

The calculation of earnings per share for the quarter and half year ended September 30, 2022 is based on the earnings attributable to ordinary shareholders:

	Quarter ended		Half year ended
	September 30, 2022	September 30, 2021	September 30, 2022	September 30, 2021
Net profit – as reported (in’000)	111,715	356,132	382,686	685,008

Weighted average number of shares – Basic (No’s)	182,779,182	182,394,635	182,779,182	182,394,635
Basic earnings per share	0.61	1.95	2.09	3.76

Weighted average number of shares – Diluted (No’s)	186,264,906	187,195,419	186,264,906	187,195,419
Diluted earnings per share	0.60	1.90	2.05	3.66

15. Segment reporting

The operating segments of the Group are as under:

Network services - The Network services consist of network services addressing the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of International Enterprises. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets, and remote access applications to both small and large corporate customers. The Group provides MPLS-enabled IP VPN’s through entire network. The Group also provides last mile connectivity to customers.

The cable landing station and investment in submarine cable consortium are other assets extended to international partners for international inward and outward connectivity needs. The cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and Middle East North Africa cable (MENA)

Data Center services:  The Group operates 11 Concurrently Maintainable Data Centers, of which six are located in Mumbai (Bombay), one each at Noida (Delhi), Chennai (Madras), Bengaluru, Kolkata and Hyderabad to host mission-critical applications. The Group offers co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. It also offers a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration under this business line.

Digital services:

The Group offers following services under Digital Services segment:

On-demand hosting (cloud) services offer end-customers with the solutions to Enterprises. On-demand cloud services giving companies the option to “pay as you go” basis.

Remote and Onsite Infrastructure Management services which provide management and support of customer operating systems, applications, and database layers.

Network Operations Center (NOC) services, managed SDWAN and managed Wi-Fi solutions.

Data Centre Build, Network Integration, Information security and End User computing.

Web-applications which include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

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Online portals, such as www.sify.com with content on technology and food (Sify Bawarchi). The Group also offers value-added services to organizations such as website design, development, content management, digital certification services, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. It provides messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data and access security over the Internet, Infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

The Chief Operating Decision Maker (“CODM”), i.e., The Board of Directors and the senior management, evaluate the Group’s performance and allocate resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of profit / loss reviewed by the CODM is “Earnings/loss before interest, taxes, depreciation and amortization” also referred to as “segment operating income / loss”. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment.

Bandwidth costs, which form a significant part of the total expenses, is allocated to Network Services. Manpower costs of Technology resources rendering services to support Infrastructure operations, Managed services and Application services, are identified to respective operating segments specifically. The Group believes that the resulting allocations are reasonable.

Certain expenses, such as depreciation, technology infrastructure and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Group.

The Group’s operating segment information for the quarter ended September 30, 2022 and 2021 and half year ended September 30, 2022 and 2021, are presented below:

Quarter ended September 30, 2022

	Network Services	Data center Services	Digital Services	Total
External revenue	3,387,232	2,546,523	2,004,056	7,937,811
Intersegment revenues	-	21,938	54,670	76,608
Total Revenue	3,387,232	2,568,461	2,058,726	8,014,419
Operating expenses	(2,792,129)	(1,565,320)	(2,034,383)	(6,391,832)
Intersegment Expenses	(62,254)	-	(14,354)	(76,608)
Segment operating income	532,849	1,003,141	9,989	1,545,979
Unallocated expenses:
Unallocable Expenses (Support Service Unit Costs)				(37,249)
Depreciation and amortization				(955,903)
Other income				29,203
Finance income				1,920
Finance expenses				(363,861)
Profit before tax				220,089
Income tax (expense)/benefit				(108,374)
Profit for the period				111,715

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Half year ended September 30, 2022

	Network Services	Data center Services	Digital Services	Total
External revenue	6,470,500	5,162,598	4,042,411	15,675,509
Intersegment revenues	-	43,876	109,341	153,217
Total Revenue	6,470,500	5,206,474	4,151,752	15,828,726
Operating expenses	(5,325,611)	(3,188,347)	(4,026,466)	(12,540,424)
Intersegment Expenses	(124,508)	-	(28,709)	(153,217)
Segment operating income	1,020,381	2,018,127	96,577	3,135,085
Unallocated expenses:
Unallocable Expenses (Support Service Unit Costs)				(72,299)
Depreciation and amortization				(1,883,255)
Other income				78,184
Finance income				65,151
Finance expenses				(707,882)
Profit before tax				614,984
Income tax (expense)/benefit				(232,298)
Profit for the period				382,686

Quarter ended September 30, 2021

	Network Services	Data center Services	Digital Services	Total
External revenue	2,960,683	1,851,301	2,173,647	6,985,631
Intersegment revenues	-	21,938	55,398	77,336
Total Revenue	2,960,683	1,873,239	2,229,045	7,062,967
Operating expenses	(2,425,474)	(1,063,345)	(1,992,122)	(5,480,941)
Intersegment Expenses	(62,254)	-	(14,354)	(77,336)
Segment operating income	472,955	809,894	222,569	1,505,418
Unallocated expenses:
Unallocable Expenses (Support Service Unit Costs)				(34,247)
Depreciation and amortization				(790,355)
Other income				32,922
Finance income				14,485
Finance expenses				(266,551)
Profit before tax				460,943
Income tax (expense)/benefit				(104,811)
Profit for the period				356,132

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Half year ended September 30, 2021

	Network Services	Data center Services	Digital Services	Total
External revenue	5,727,281	3,531,647	4,178,044	13,436,972
Intersegment revenues	-	43,876	111,001	154,877
Total Revenue	5,727,281	3,575,523	4,289,045	13,591,849
Operating expenses	(4,690,444)	(1,965,915)	(3,799,361)	(10,455,720)
Intersegment Expenses	(126,169)	-	(28,708)	(154,877)
Segment operating income	910,668	1,609,608	460,976	2,981,252
Unallocated expenses:
Unallocable Expenses (Support Service Unit Costs)				(58,579)
Depreciation and amortization				(1,592,521)
Other income				49,449
Finance income				35,130
Finance expenses				(513,991)
Profit before tax				900,740
Income tax (expense)/benefit				(215,732)
Profit for the period				685,008

16.	Capital commitments

Contracts pending to be executed on capital account as at September 30, 2022 amounting to ₹ 10,802,288 (March 31, 2022 : ₹ 6,651,423).

17.	Legal proceedings

a)	Proceedings before Department of Telecommunications

(i)     License fees

TDSAT has by its Order dated 28.02.2022 quashed the demands made by DoT seeking license fee, interest on license fee, penalty & interest on penalty on the revenue accruing from other businesses other than the licensed based activities from 2005-06 onwards.  This Order was passed in favour of one of the Service Provider having similar line of business and the DoT is yet to prefer appeal before Supreme Court.

The Company has been paying AGR on the licensed based activiites and challenged the demands made by DoT on the revenue arising from other Business activities (Non Licensed businesses) and the petitions are pending before Madras High Court.

Supreme Court had by its Order dated 10.06.2020, accepted the stand of the DoT that the licenses of PSUs are different and the judgement of 24.10.2019 could not be made the basis for raising demands against PSUs as they are not in the actual business of providing Mobile Services to the General Public. Sify also has licenses similar to PSU. TDSAT also held that there is no scope to differentiate between 2 sets of licensees (PSU & Others) having same or similar licenses only on the basis of ownership, private or public. The statutory rights and liabilities must remain the same for both the classes in so far as they arise from the licenses/agreements under consideration.

DoT had issued separate licenses to Sify Technologies Ltd (Sify) for providing Internet, National Long Distance & International Long Distance services.. The license fee was payable to the DoT on the Adjusted Gross Revenue (AGR) as per the terms of each license.  Sify has been regularly paying license fee on the revenue arising out of services as per the license conditions.

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DoT has raised demands on  service providers providing Internet, NLD, ILD services etc. demanding license fee on the revenue made by the service providers from other business income such as Data Centre, Cloud, application services, power, Gas, etc. DoT contended that all the income of the company irrespective of the business was required to be considered as part of 'income' for the purpose of calculation of the license fee. The company filed a Writ Petition before Hon’ble Madras High Court challenging the demand made by DoT on the Income accruing from other business units and the demands have been stayed by the Court. The case is pending for final hearing.

The Service providers which had different license conditions for ISP, NLD & ILD and having revenue from other business units approached the Hon’ble Supreme Court stating that Hon’ble Supreme Court judgement dated 24.10.2019 on the access Telecom Service Providers is not applicable to other services providers as license conditions were different from the Access Telecom Service Providers.  The Hon’ble Supreme Court observed that if the license conditions of Other Service Providers including ISP, NLD & ILD are different from the license conditions of the Mobile Access Providers, then the other service providers should adjudicate the license fee issue before the appropriate forum. Meanwhile DoT withdrew the demands against Public Sector Undertaking on account of different license conditions.

The Company which had approached Hon’ble  High Court of Madras (Court) in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying a license fee on non-licensed activities obtained stay of the demands. The Hon’ble Court restrained DoT from recovering the license fee in respect of non- telecom activities and the case is pending for hearing.

The Company believes that it has adequate legal defenses against the demand raised by DoT and that the ultimate outcome of these actions will not have a material adverse effect on the Company's financial position and result of operations. ISPAI, association representing the internet service providers including the company issued a letter to DoT stating that the Hon’ble Supreme Court judgement dated 24.10.2019 is not applicable to Internet Service Providers and the license conditions are different.

The  Company which had  received notices for earlier years from DoT claiming Licence fee on the total Income (including income from Non Licensed activities) has already responded to these notices stating that licence fees are not payable on income from non-licensed activities. The Company believes that it has adequate legal defenses against these notices and that the ultimate outcome of these actions may not have a material adverse effect on the Company's financial position and result of operations."

DoT in its written submission made before the Hon’ble Supreme Court  had clearly mentioned that non telecom revenue would stand excluded from the purview of the gross revenue . In 2017, the Hon’ble Tripura High Court held that Service Providers are not liable to pay license fee on the income accruing from other businesses.

(ii) The present license for ISP under Unified License issued by DOT on June 2, 2014 provides for payment of License fee on pure internet services. However, the Company through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT and has not made payment in this regard. TDSAT setaside the demand made by the DoT and passed the order in favour of the ISP. DoT has challenged the Order of the TDSAT and the appeal is pending before Supreme Court. The Company has appropriately accounted for any adverse effect that may arise in this regard in the books of account. However TDSAT  by its order dated 18.10.2019 held that license fee is not chargeable on the Internet Service Providers. DoT has filed appeal before Supreme Court and the appeal is pending for final hearing. However the company has started paying AGR on pure internet effective from 01.04.2022 pursuant to the notification issued by DoT.

b)	The company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2022, the Company believes that it has adequate legal defences for these actions and that the ultimate outcome of these actions will not have a material adverse effect [the maximum financial exposure would be ₹ 1,133 (March 31, 2021: ₹ 1,133)] on the Company's financial position and results of operations.

c)	The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organisation (EPFO) claiming provident fund contribution aggregating to ₹ 64 on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In February 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution. However, the Supreme Court has not fixed the effective date of order.

d)	During the financial year 2019-20, Directorate General of Goods and Services Tax Intelligence (DGGI) did an inspection based on the analysis of service tax returns filed by the company in the past. The company has been categorising services relating to e-Learning and Infrastructure Management Services provided to foreign customers billed in convertible foreign currency under OIDAR services while filing its half-yearly service tax return. However, based on the Place of Provision of Services Rules then applicable under the Finance Act, 1994, Service Tax has to be paid for OIDAR services provided to foreign customers even if the conditions for qualifying as export of services are met. Hence, the DGGI contended that Service Tax should be paid on the services classified as OIDAR services in the returns. The total contended during the period April 2014 to November 2016 of Service Tax was ₹ 1,618 and the Interest & Penalty as applicable. The company believes that the services relating to e-learning and infrastructure management services will not fall under OIDAR services and also the activities covered under E-learning and IMS does not meet the conditions for taxation under the provisions applicable as OIDAR and hence there is no liability. However, during the investigation, the Company has paid ₹ 646 under protest to continue the proceeding with the relevant adjudicating authorities. Thereafter, the DGGI has issued Show Cause Notice and the company has replied on the same. The matter is pending with the Adjudicating Authority. The company believes that no provision is required to be made against this demand.

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e)	Sify Technologies Limited was conducting Online Examination using i-Test, a platform used for conducting online examination/assessment for candidates. Sify conducted online examination on behalf of Staff Selection Commission of India (“SSC”) pursuant to the Contract dated 12.04.2016. In one of the combined group level examinations dated 21.02.2018, screenshots of few of the questions appeared on social media. Sify immediately brought to the notice of SSC Chairman and the said question paper was cancelled and the candidates were asked to redo the examination with different set of question paper within couple of hours. Hence there was no damage to the sanctity of the examination as immediate action was taken jointly by Sify and SSC. However, some vested interest had provoked candidates and continued to claim that the question paper was leaked and insisted SSC to cancel the entire examination process. PIL was also filed before Hon’ble Supreme Court by engaging Mr.Prashant Bhushan and sought direction for cancellation of the examination process. However, Hon’ble Supreme Court appointed high level technical committee headed by Mr.Nandan Nilekani to conduct enquiry and submit the report the Court. As few candidates continued to protest, the Govt of India directed Central Bureau of Investigation (CBI) to conduct enquiry into the allegations. Accordingly, CBI registered the complaint and conducted inquiry at 12 locations including 4 premises of Sify. Sify extended its full support by submitting the reports, statements, process documents from time to time to both SSC & CBI during the preliminary enquiry. The high level seven-member committee also conducted enquiry with several stakeholders including CBI before submitting the report to Hon’ble Supreme Court. After the detailed report was submitted by the Committee before the Hon’ble Supreme Court, the following developments occurred: 1) The Technical Committee and the Hon’ble Supreme Court held that there was no evidence to show that the examination process was tainted and hence PIL stood dismissed. 2) SSC also released the payments for the examination conducted by Sify.

CBI also in its initial report held that one of the candidates along with her husband engaged in malpractice with a sole intention to cancel the examinations uploaded few questions in the social media. CBI is yet to conclude its investigation and the company has enough evidence to establish that the examination was not tainted. The high-level seven-member technical Committee headed by Mr.Nandan Nilekani and the CBI after conducting detailed enquiry held that the examination process was not tainted in its report. Final investigation report is awaited.

 Related parties

The following is a summary of significant transactions with related parties during the half year ended September 30, 2022 and September 30, 2021:

Transactions	Half year ended September 30, 2022	Half year ended September 30, 2021
Consultancy services received	150	150
Lease rentals paid (See notes below)	4,294	4,294
Dividend paid	-	-
Security Deposits paid	-	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made (See note below)	5,560	5,560
Outstanding balances [(Payables)/receivables]	-	773

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Notes:

**	During the year 2011-12, the Company had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.075 million (Rupees Seventy Five Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective February 1, 2021 on a rent of ₹ 0.114 million (Rupees One Lakh Fourteen Thousand only) per month.

During the year 2011-12, the Company had also entered into a lease agreement with M/s. Raju Vegesna Developers Private Limited, a Company in which Mr. Ananda Raju Vegesna, Executive Director of the Company and Mr. Raju Vegesna, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 0.03 million (Rupees Thirty Thousand Only) per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective February 1, 2021 on a rent of ₹ 0.046 million (Rupees Fourty Six thousands only) per month.

During the year 2010-11, the Company had entered into a lease agreement with Ms. Radhika Vegesna, daughter of Mr. Anand Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹ 0.3 million (Rupees Three Lakhs only) per month and payment of refundable security deposit of ₹ 2.6 million. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged. Subsequently on account of expiry of the said agreement, the company entered into a fresh agreement for a period of three years effective June 1, 2019 on a rent of ₹ 0.556 million (Rupees Five lakhs and Fifty Six thousands only) per month and payment of additional refundable security deposit of ₹ 3 million. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged.

18. Financial Instruments

Financial instruments by category:

The carrying value and fair value of financial instruments by each category as at September 30, 2022 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	6	2,775,417	-	-	2,775,417	2,775,417
Other assets		445,606	-	-	445,606	445,606
Trade receivables	8A	11,932,239	-	-	11,932,239	11,932,239
Other receivables		562,633	-	-	562,633	562,633
Other investments		943,728		1,710	945,438	945,438
Liabilities
Bank overdraft	6	1,231,895	-	-	1,231,895	1,231,895
Lease liabilities	7B	2,204,510	-	-	2,204,510	2,204,510
Other liabilities		64,788	-	-	64,788	64,788
Borrowings from banks		11,082,039	-	-	11,082,039	11,082,039
Borrowings from others		4,374,595	-	-	4,374,595	4,374,595
Trade and other payables		11,106,811	-	-	11,106,811	11,106,811
Derivative financial liabilities		-	-	-	-	-

The carrying value and fair value of financial instruments by each category as of March 31, 2022 were as follows:

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Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	6	4,574,013	-	-	4,574,013	4,574,013
Other assets		589,971	-	-	589,971	589,971
Trade receivables	8A	10,784,668	-	-	10,784,668	10,784,668
Other receivables	8A	29,869	-	-	29,869	29,869
Other investments		474,340	-	1,710	476,050	476,050
Liabilities
Bank overdraft	6	371,995	-	-	371,995	371,995
Lease liabilities	7B	2,207,403	-	-	2,207,403	2,207,403
Other liabilities		60,742	-	-	60,742	60,742
Borrowings from banks		9,379,680	-	-	9,379,680	9,379,680
Borrowings from others		5,500,511	-	-	5,500,511	5,500,511
Trade and other payables		10,510,409	-	-	10,510,409	10,510,409
Derivative financial liabilities		-	-	-

Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as at September 30, 2022			Fair value as at March 31, 2022
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets	-	-	-	-	-	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	36,297	-	-	6,613

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•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.

•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•	Level 3 – unobservable inputs for the asset or liability
o	Loss on cross currency swaps are valued using present value of cash flows from the swap contract estimated using swap rates calculated from respective countries’ yield curves.

19.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board of Directors have established a risk management policy to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Group’s activities. The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the risk management framework. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

Credit risk: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade receivables, treasury operations and other activities that are in the nature of leases.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The Group is not exposed to concentration of credit risk to any one single customer since the services are provided to and products are sold to customers who are spread over a vast spectrum. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.

Cash and cash equivalents and other investments

In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with public-sector banks, and also to investments made in mutual funds.

Guarantees

The Group’s policy is to provide financial guarantees only to subsidiaries.

The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.

Liquidity risks: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of negotiating additional facilities with Banks for funding its requirements.

Market risk: Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Group’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

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Currency risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period
•	Estimating the net-exposure in foreign currency, in terms of timing and amount
•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.
•	Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

20.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the Company approved the issuance, in a private placement, of up to an aggregate of 125,000,000 of the Company’s equity shares, par value ₹ 10 per share (“Equity shares”) at a discount compared to market value of , for an aggregate purchase price of ₹ 4,000,000, to a group of investors affiliated with the Company’s promoter group, including entities affiliated with Mr. Raju Vegesna, the Company’s CEO, Chairman and Managing Director and Mr. Ananda Raju Vegesna, Executive Director, brother of Mr. Raju Vegesna (the “Offering”). The Company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

On October 22 2010, the Company entered into a Subscription Agreement with Mr. Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the Offering. In pursuance of the Agreement, the Company issued and allotted 125,000,000 equity shares to M/s. Raju Vegesna Infotech and Industries Private Limited (“RVIIPL”), a promoter group Company. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the Company.

On August 14, 2011, the Company received a letter from RVIIPL expressing its intention to transfer the above partly paid shares to its wholly owned subsidiary M/s Ramanand Core Investment Company Private limited (“RCICPL”). The Company, on August 26, 2011, registered such transfer of partly paid shares in the name of RCICPL.

On September 7, 2011, the parties entered into an amendment to the Subscription Agreement (the “Amendment”) extending the validity of the agreement period to September 26, 2013. This Amendment provides the Board of Directors of the Company with additional time to call upon the purchasers to pay the balance money, in accordance with the terms of the Subscription Agreement.

During the year ended March 31, 2019, the Company has called–up and received a sum of ₹ 10 per share and hence the shares have become fully paid up.

As of September 30, 2022, entities affiliated with our CEO, Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 84.27% of our outstanding equity shares.

21.	Group entities

The following are the entities that comprise the Group as at September 30, 2022 and March 31, 2022:

Particulars	Country of incorporation	% of Ownership interest
Significant subsidiaries		September 30, 2022	March 31, 2022
Sify Technologies (Singapore) Pte. Ltd	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100
Sify Data and Managed Services Limited	India	100	100
Sify Infinit Spaces Limited	India	100	100
Sify Digital Services Limited	India	100	100
Print House (India) Private Limited	India	100	100

Trust controlled by KMP:
Raju Vegesna Foundation	India

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Item 2. Information on the Company

Company Overview

We are among the largest integrated information communications technology (or ICT) Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common network infrastructure reaching more than 1600 cities and towns in India. This network also connects 53 Data Centers across India, including Sify’s 11 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi, Bengaluru, Hyderabad, Kolkata and customer Data Centers.

Our mission is building a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will be the competitive advantage to our customers. Our 7 core values which are called ‘The Sify way’ are 1) Put customers’ needs first, 2) Be accountable, 3) Treat others with dignity, 4) Be action oriented, 5) Have the courage to confront issues, 6) Always remember that you are a part of Sify’s team, and 7) Protect Sify’s interest always.

Our primary geographic market is India. Our revenue is derived from services to enterprise customers, comprising Network services, Data Center services, Cloud and Managed services, Technology Integration services and Applications Integration services.

Sify Business Model

Service Offerings

Our business segments are classified as

1)	Network Services
2)	Data Center Services
3)	Digital Services

1)	Network Services

a)	Network services

We offer a range of network services and the related managed services with the network that reaches more than 1,600 towns and cities in India, with over 3,150 points of presence and with our Global Network Operations Center having over 500 associates managing network and network devices of various customers across the globe. Our network extends across the globe with 9 International POPs and seamless Network to Network Interconnection with multiple global network providers. We have a cable landing station in India which lands two of the cable systems that come into India.

Our network is built with a combination of leased capacities, leased fiber and owned fiber. Our strength has been delivering services on wireless last mile which helped our strategy of hyper reach and with the investments in building fiber network in major cities is helping us have hyper scale network delivered to our clients. We lease capacity from multiple telco operators and build redundancies relevant to our architecture. We are carrier agnostic. The prices of network capacities that we procure have been relatively stable over the years. Our network is managed by our manpower and in certain cases through our field partners who attend to tickets. Our rental of network nodes is a combination of full lease and colocation basis, which enables optimum operating costs for our network. The major cost for our Network operations center, which delivers managed services to our clients, is employee costs.

The focus of the Network Services is on the following lines:-

▪	India Network Business – Catering to the growing data communication needs of enterprises in India that demand agility and security, we offer Internet, MPLS, SDWAN, Managed Wi-Fi, Internet of Things (IoT), and proactive monitoring and management of the network and devices on the network for the customers.

▪	Global Network Business – catering primarily to international carriers wanting to access Indian markets for Dedicated Internet Access, India In MPLS, Layer 1/Layer 2 and managed services

▪	Wholesale Voice – Addressing the ‘India termination’ using ILDO licence and Hubbing services for termination outside India.

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▪	Retail Voice – The Company offers services in the retail voice market in partnership with international players.

The following range of services are offered as part our network services portfolio:

WAN Portfolio

•	SecureConnect (TM) is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission- critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:

•	ExpressConnect(TM), which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

•	PartnerConnect(TM) is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.

•	DC/Cloud Interconnect portfolio

Data Center Interconnect provides access to 53 major data centers across the country with Data center to Data center connectivity over Ethernet, Fiber Channel, SDH or IP/VPN.

GlobalCloudConnect provides seamless connectivity to global cloud service providers and multiple direct interconnects to Cloud Service Providers in India, such as Amazon web services (AWS), Microsoft Azure and Google Cloud Interconnect.

Oracle FastConnect provides access to Oracle Cloud region across the globe leveraging Sify’s GlobalCloudConnect,(GCC) and Interconnection in major data centers. Sify’s GCC interconnects with Oracle cloud infrastructure ensuring fast and reliable access to the cloud region.

AMS-IX is private internet exchange set up in Mumbai in partnership with Amsterdam Internet Exchange (AMS-IX) by which we offer services of private peering for the content providers and the private ISPs

CleanConnect(TM)  provides managed and secured internet connectivity to customers.

RoamConnect(TM), is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. Roam Connect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers.

SiteConnect (TM) which offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

GlobalSite Connect(TM), an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as CenturyLink, KDDI PCCW to name a few.

During the past year, we focused on scaling of our existing network services portfolio with investments in infrastructure to reach more cities on fiber and adding capacities wherever there is market demand.

2)	Data Center Services

Our Data Centers are designed to be reliable, secure and scalable to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed data center services, such as storage and back-up management, performance monitoring and Infrastructure monitoring and management, network availability, server load balancing, managed shared firewall, Web server log reporting and remote hands and smart hands services. Our Data Center in Rabale also hosts our private internet exchange AMS-IX.

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We pioneered the Data Center business in India with the first commercial Data Center in Vashi in the year 2000. Today, we have 11 Data Centers, located in all the major business districts. Sify Data Centers have distinguishing features that help customers to stay ahead of the competition. Apart from all of them being concurrently maintainable, the Rabale campus comes with an on-premise substation and the Noida Data Center is among the few green data centers available in India. Our Data Centers are built as per the 4th generation SDA (Sify Data Center Architecture) and operate on an ITIL-based service delivery framework. These Data Centers have highly scalable IT infrastructure with mature operational processes, strong vendor relationships, and provide industry standard IT support functions. All our Data Centers follow professional standards of ISO 9001 for quality, ISO 27001 for information security and ISO 20000 for service delivery.

Power is the major source of input for our Data Center operations. We source power from state electricity boards for our Data Centers, while we have solar power generation, wind power generation for part of our facilities. We constantly look for alternate and sustainable sources of power to run our Data Center operations in a cost-efficient manner.

3)	Digital Services

Managed Network Services

Network Operations Center (NOC) services offer full network, device and performance monitoring across network infrastructure and providers. We offer these services to customers as Shared NOC, Dedicated NOC and Hybrid NOC.

DDoS Protect services offer protection from DDoS attack to corporate customers.

Managed SDWAN has features such as intelligent routing, faster troubleshooting, zero-touch provisioning, providing application level visibility, security, network management and performance management. Managed SDWAN is a transformational approach to design enterprise WANs to simplify deployment and management of the network.

EDGE Services Portfolio

Edge Connect (Managed WLAN) provides Managed Wi-Fi solutions offering connect devices to the network of the customer and the internet at customer locations.

Internet of Things (IoT) services leverages our network, cloud, applications and network integration capabilities to deliver turnkey solutions to our customers ranging from employee/vehicle tracking to smart metering, smart energy monitoring. There are off-the shelf solutions and customized solutions to solve customer problems.

Cloud and Managed Services

We offer range of cloud services to our customers:

CloudInfinit is enterprise public cloud services managed by our experts in our concurrently maintainable Data Centers, with ready to use compute, storage and network resources to host applications of customers on multitenant cloud infrastructure. We offer Infrastructure as a Services (IaaS), Platform as a Service (PaaS), Virtual Private Data Center (VPDC) in a secure SSAE-16 and SOC-2 accreditation.

GoInfinit VPE is a private cloud computing service with dedicated compute capacity and secure logically segregated storage, network and security resources delivered out of our robust Data Centers.

GoInifit AWS+ offers public cloud services out of AWS infrastructure. As a consulting partner for AWS, our managed services team provides the customer with variety of services to simplify the AWS experience.

GoInfinit Private is an enterprise-grade, fully integrated private cloud IT platform with specific controls, compliance and IT architecture in a flexible model. Containers and rack space are fully cloud enabled, built to meet enterprise’s needs of today and tomorrow.

GoInfinit Backup is a simplified and standardized data backup and recovery solution. This is available on-prem or in Sify data centers. This backup process is simplified and compatible with a wide range of backup platforms, including Sify cloud and public clouds like Microsoft Azure and AWS.

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GoInfinit Recover provides an unified data protection solution. It includes backup, snapshot, disaster/ raid recovery, Dev/Test and analytics all through a single gold copy. This SLA-backed disaster-recovery-as-a-service (DRaaS) offering enables fast recovery with complete protection of business systems and data. It is a complete data recovery services platform that customers address their disaster recovery management requirements easily through scalable, secure and automated services

GoInfinit Accelerate is provided in partnership with Akamai, a global Content Delivery Network (CDN) with presence in over 650 cities across the world. We offer cloud-based CDN services and other SaaS in cloud computing to enable fast and secure content delivery to any device anywhere.

Our Remote and Onsite Infrastructure Managed services provide continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our Managed Security services are enabled with Sify’s security experts using latest tools and technologies to monitor customer’s infrastructure and network every minute of every day. They monitor all events, provide proactive and real-time attack mitigation. Based on the Sify Cyber Threat Intelligence Framework - a set of comprehensive services and best practices developed over the past decade.

Our associates are major source of input for the services provided in addition to the infrastructure that is built. Most of our associates have to carry additional certifications or skillsets to offer managed services for our customers.

Technology Integration Services (TIS) :

TIS leverages Sify’s home-grown expertise in design, implementation and maintenance to deliver end- to-end managed IT services across Data Centers, network and security.

Major focus is as follows:

•	Service Desks and Command Centers
•	Voice and Video Conferencing
•	Hosted Contact Centers
•	Unified Communication and Unified Access
•	Virtualization
•	Data Center Build
•	Campus/LAN/Data Center Networking
•	WAN Architectures
•	Enterprise and End Point Security

Sify offers turnkey solutions to clients who are new to both technology and technology refreshes. We do this by leveraging our home-grown expertise in design, implementation and maintenance to deliver end-to-end managed IT services across datacenters, network and security.

As described, this business takes the knowledge developed from building Network architecture, Collaborative tools, Data Center build, Virtualization, LAN and WAN Architecture and End Point Security and offers them as a complete solution package to customers.

Our myriad mix of solutions gives us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client interacts with a singular service provider saving them both implementation and documentation efforts.

Our suite of conferencing tools consists of audio and video solutions; most differentiating among being that the video solution in partnership with a world leader, does not require a room conferencing solution thereby arming the modern enterprise with real time data straight from the markets.

Applications Integration Services

Our applications integration services were built to leverage on our network, cloud, security capabilities and integrator strengths that would help us offer applications that were developed in house and manage industry standard applications. Our offerings are:

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Talent Management

iTest is our in-house application through which we offer solutions such as Online examination services, Online Registration services and student lifecycle management services to our customers.

Supply Chain Management

Forum NXT offers tools to effectively manage front-end supply chain of our customers. It offers an integrated inventory system software and financial accounting systems that can be used by all stakeholders in the distribution network of customers. Forum NXT automates salesforce operations with inventory management mobile app for order tracking, market surveys, and more.

Web Portal Solutions

During the year under review, we have reduced the number of channels from our portal (www.sify.com) to Technology and Bawarchi from more than 5 channels due to reduced patronage and pursuant to FDI policy of Government of India with regard to the entities involved in uploading / streaming of the news and current affairs through digital media.

Content Services – From strategy to implementation, we enable our customers to have the most relevant content that can be easily discovered and shared.

Portal Development - Our portal development and maintenance solutions, leverage an extensive experience in handling challenging web development projects for some of India’s leading government and private sector organization

eLearning

Our eLearning services create immersive and engaging learning experiences with new technology and interactive learning. Our innovative eLearning technologies and courseware solutions leverages the power of the web, mobile and the cloud. We offer custom solutions to customer to develop their courses using modern technologies like Virtual Reality, Game based Learning and Interactive 3D learning in addition to more traditional methods of instructor led training and developing video-based learning modules for our customers.

Digital Signature Services

Safescrypt is our flagship managed CA public key infrastructure (PKI) services offered from our world class data center in Bengaluru. Our solution to customers incorporates business and audit requirements in compliance with legal and regulatory mandates.

SAP Services

We offer a range of support services, and our experts help with everything from SAP implementation and maintenance to SAP GST ready, SAP Basis and SAP HANA cloud hosting to system improvements and innovation strategies. With our vast experience across geographies and industries, we have the right people, practices, and solutions to help organizations generate the greatest return on their SAP investments and build a transparent business

Microsoft Services

We offer support and implementation services for Microsoft Office 365, Azure cloud solutions and SQL enterprise grid.

Oracle Services

We help customers deploy their Oracle applications and business critical infrastructure – migrate, integrate and upgrade - either in their Data Centre or enabling them to deploy over the Cloud. We help organizations of all sizes to deploy, migrate, integrate, develop, enhance, optimize, monitor and manage Oracle software, platforms, and infrastructure. We have extensive expertise in Oracle technology to help deploy:

•	Oracle Cloud infrastructure - application, platform or infrastructure

•	Oracle On-Premise implementations - database, middleware and Oracle applications

•	Design of mobile apps, intelligent chatbots and custom analytics for Oracle environments

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Our re-organised segments provide the required strategic directions on decision making, funding and operations. The segments are also in line with the market demands of customers where products from our digital services portfolio are often bundled together to provide a seamless digital transformation experience for our customers.

Strategy

Our strategic objective is keeping our customers ahead in their digital journey through our entire stack of ICT solutions and services and delivering value to all the stakeholders involved – employees, suppliers, environment and the society and the shareholders.

"In fiscal 2023, our strategy is driven by the theme “digital@core” which enhances the landscape of our current capabilities to provide advanced solutions that help our customers to embrace their digital transformation journey with ease. This strategy is natural expansion of our cloud@core strategy where we helped customers transition to their digital transformation journey with cloud migration, adoption and scalable infrastructure being the core pitch. However, with digital@core, we offer to transform the applications and business processes landscape with our solutions that will make the digital transformation journey more rewarding. The investments we have made in the past have served us well. We will continue to make investments in building our capacities and resources while optimizing the way in which our operations and business processes are carried out with automation technologies. We are reaching our customers with solutions that are productized with our “digital@core” theme. This approach we believe is in line with the market demands in the domestic market as well as global trends".

Key highlights of our strategy execution during fiscal 2023 are as follows:

1.	To continue investing in future proof infrastructure and technologies

Hyperscale network went into service during the year in two additional cities in India. With this we have hyperscale networks in 5 major cities in India. We propose to extend this to 3 more cities in the coming year. We have also invested in setting up of Edge Data Centers (Edge DC) in Tier 2 locations where the network consumption is scaling with mobile network penetration in India and the necessity for Network nodes closer to the eyeballs is fueling demand for these services.

We have continued to increase our data center capacity during the current year as well. A new tower in the Rabale Data Center went live during the year and as a result we have reached 80MW of capacity during the year.

2.	To standardize our solutions to achieve scale

Standardizing the existing solutions has helped us achieve scale in terms of ability to deliver to large number of our customers, our solutions that would involve multiple products across our service offerings. Customer experience has improved due to this standardization.

3.	Investing in tools and technologies

We have enhanced our ERP features during the current year. We have also invested in new tools for our unified infrastructure monitoring, management and customer relationship management. The investments are made with a view to improve customer experience by optimizing business processes, enable automation and analytics with the large pool of data that is collected.

Corporate Customers

Our base of corporate customers spread across information technology enabled services (ITES), banking financial services and Insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. The reorganisation of our business has helped us expand our customer base to over 10,000+ customers to date. This is not inclusive of customers who have brought piecemeal services from us. A good number of these customers have matured from our initial set of offerings like Network and Data center services. With the launch of our cable landing station, we are able to cater to international carriers as well as domestic voice and data players. Our alliance with world leaders across our other services is giving us the opportunity to extend our services to customers of our alliance partners.

The Company does not currently anticipate that it will serve markets in, or have any contacts with, Sudan, Iran or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State. As of the date of this Report, the Company has not provided into Iran, Sudan, or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State directly or indirectly, any products, equipment, software, technology, information or support, and has no agreements, arrangements, or other contacts with the governments of those countries or entities they control.

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Customer Service and Technical Support

The implementation of the single UAN for all enterprise customers across India has centralised all customer enquiries to one point, thus enabling us to pour resources and efforts into a single minded endeavour. We support both telephonic and email interactions from our clients and support for enterprise services is 24x7.

Sales and Marketing

From a business standpoint, we have 5 different lines of business. But on the sales front, the entire team is trained to upsell and cross sell across the entire bandwidth of services. We believe this is essential and imperative given the space for bundling of our services. The 363 person sales team caters to the demand of enterprises and the growing SMB market.

Technology and Network Infrastructure

Geographic Coverage: Our network today reaches more than 1,600 towns and cities in India and between them have more than 110,000 links. This network is completely owned giving us complete control on the technology, traffic and speed over them. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a star and meshed topology architecture thereby building in redundancy at every point and translating into minimum or no downtime for customers.

Today we offer the following services to our enterprise and consumer customers using our network.

•	Internet access services,
•	IP/ MPLS virtual private networks,
•	Internet based voice services
•	Layer 1/Layer 2 networks
•	Data center/Cloud Interconnections

Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our Company. The last mile connecting to the customer can be a leased line, ISDN or point-to-multipoint radio link which we have licensed from the Wireless Planning Commission. We also use certain frequency radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

Network Architecture: We ensure network reliability through several methods and have invested in proven technologies. We use routers to route traffic between nodes interconnected using a high speed interface. Most of our applications and network verification servers are manufactured by IBM, Sun and Hewlett-Packard.

The primary nodes on the backbone network are connected by multiple high-speed fiber optic lines that we lease from long distance operators. The secondary nodes are connected by lower speed leased lines. A number of nodes are accessible from at least two other nodes, if not, by two long distance operators, allowing us to reroute traffic in the event of failure on one route. We reduce our exposure to failures on the local loop by usually locating our points of presence within range of service providers switching equipment and purchasing connectivity from multiple providers. To further maximize our network uptime, we are almost completely connected on fiber optic cables to the switching points of our service providers from our POPs.

In addition to a fundamental emphasis on reliability and security, our network design philosophy has focused on compatibility, interoperability, scalability and quality of service. We use Internet protocol with Multi Protocol Label Switching, or MPLS, to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture.

Network Operations Center: We maintain a network operation center located in Chennai (Madras) and a backup facility in Mumbai (Bombay). The Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable Internet service. These operation centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

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Data Center Infrastructure. We operate in 11 Internet Data Centers. We offer managed hosting, security and infrastructure management services from these facilities. These data centers are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the Data Centers. The Data Centers conform to the concurrently maintainable standards to cater to the security consideration of our customer servers. We intend to invest in additional Data Centers.

Competition

Given our wide spread of services, our competition is also long and varied. As the markets in India for corporate network/data services, Internet access services and online content develop and expand, we will continue to see the entry of newer competitors and those with deeper pockets.

Individually, we will see competition intensify from established players like Reliance Jio, TATA Communications and Bharti for telecom services, Ctrl S, Nxtra and Net Magic for Data Centers, proprietary leaders like IBM and localized players like Ramco for Cloud services, traditional software majors like Infosys, HP, Wipro and TCS for Applications Integration services and large entities like TCS for our Technology Integration services.

Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2022. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in our Annual report captioned “Risk Factors.”

Overview

We are among the largest integrated information communications technology (or ICT) Solutions and Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1600 cities and towns in India. This network also connects 53 Data Centers across India including Sify’s 11 concurrently maintainable Data Centers across the cities of Chennai, Mumbai, Delhi, Kolkata, Hyderabad and Bengaluru.

Our mission is building a world in which our converged ICT ecosystem and our ‘bring it on’ attitude will be the competitive advantage to our customers. Our 7 core values which is called ‘The Sify way’ are 1) Put customers’ needs first, 2) Be accountable, 3) Treat others with dignity, 4) Be action oriented, 5) Have the courage to confront issues, 6) Always remember that you are a part of Sify’s team, 7) Protect Sify’s interest always.

Our primary geographic market are India and Rest of the world. Our revenue is derived from services to enterprise customers, comprising Network services, Data Center services and Digital Services which comprise of Managed Network Services, Cloud and Managed services, Technology Integration services and Applications Integration services.

We were incorporated on December 12, 1995 in Andhra Pradesh, India as Satyam Infoway Private Limited, a Company under the Indian Companies Act, 1956 to develop and offer connectivity-based corporate services in India. We completed our initial public offering of ADSs in the United States in October 1999. We listed our ADS on the NASDAQ Global Market on October 19, 1999. In February 2000, we completed our secondary offering of ADS in the United States.

Digital revolution is driving our customers and prospective customers to transformation in every aspect of their businesses, which would include the entire spectrum of ICT from network, storage, virtualization, network integration, analytics and applications on the cloud. We aim to keep our customers ahead in this journey of digital future with our innovative products and solutions.

Our strategy is driven by the theme “digital@core” which enhances the landscape of our current capabilities to provide advanced solutions that help our customers to embrace their digital transformation journey with ease. This strategy is natural expansion of our cloud@core strategy where we helped customers transition to their digital transformation journey with cloud migration, adoption and scalable infrastructure being the core pitch. However, with digital@core, we offer to transform the applications and business processes landscape with our solutions that will make the digital transformation journey more rewarding. The investments we have made in the past have served us well. We will continue to make investments in building our capacities and resources while optimizing the way in which our operations and business processes are carried out with automation technologies. We are reaching our customers with solutions that are productized with our “digital@core” theme. This approach we believe is in line with the market demands in the domestic market as well as global trends.

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Impact of Covid-19:

In March 2020, as the Covid-19 pandemic rapidly spread, governments across the world announced public health measures, including complete or partial lockdowns restricting movement of people, goods and services. Economic activity was severely impacted, including disrupting the businesses of our customers.

As a response to Covid-19, we triggered our Business Continuity Plan. Most of our employees were quickly asked to work from home. In order to better support employees working from home, we have enhanced our cybersecurity measures by installing secure agents in our systems. In parallel to our employees working from home, we reached out to our customers, briefed them of the measures we were adopting and sought their approval. Through these efforts, we have been able to continue to support the majority of our customers.

The impact of Covid-19 on our businesses has not been material during the fiscal year ended March 31, 2022. With the increased adoption of working from home, the needs of customers for ICT solutions are forecasted to increase in the future. The lockdown imposed in various parts of the world, have delayed the decision-making processes of the customers, resulting in lower buoyancy in our order book. However, we expect the impact during the year to be minimal with the higher need and acceptability for our services.

We continue to focus on safety of our employees, infrastructure including the advent of higher cybersecurity threats and our customers. With some impact on contracted revenue and softening of discretionary spends from customer side, and higher costs of operations in the uncertain scenario due to Covid-19, there will be some margin pressure in the near term. We are working to optimize cost structure. Some of the activities we have initiated are:

•	Improve liquidity and cash management with focus on working capital cycles managing collections and payments
•	Reduce capital expenditure other than committed
•	Cost optimization initiatives such as automation, optimal capacity utilisation, optimising sub-contractor and travel costs, deferring employee compensation revisions and promotions and delay in hiring new employees

Network services

These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of international enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards. We have built a carrier neutral internet exchange in India in partnership with Amsterdam Internet Exchange.

Our cable landing station and our investment in submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle East North Africa cable (MENA).

Data Center services

We operate 11 Concurrently Maintainable Data Centers of which six are located in Mumbai (Bombay) and one each at Noida (UP), Chennai (Madras), Bengaluru, Hyderabad and Kolkata, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

Digital services

The following products are offered under Digital Services:

Cloud and managed services: Our on-demand hosting (cloud) services offer end-customers best in class solutions to enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run. Our remote and onsite infrastructure managed services provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally. Our innovative SLA driven utility-based On-Demand storage service manages the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in data systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers, and lowers operational costs by automating management with flexible need based pricing. We have also built a stack of managed services for our network customers, like managed WLAN, managed DDoS and security solutions.

Technology Integration services: Our mix of solutions give us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the clients can interact with a singular service provider thereby saving them both implementation and documentation efforts.

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Applications Integration services: Our range of web-applications includes sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems and from practices of Industry standard applications like SAP, Oracle and Microsoft. Our applications integration services operates two of India’s biggest online portals,  www.sify.com and www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide and launched the services on mobile applications. Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news. We offer value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data and access security over the Internet. We also provide infrastructure-based services on demand, including our on-line testing engine and network management, and digital certification services. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line testing engine offers a secure and flexible way of conducting examinations involving a wide range of question patterns.

Revenues

Network Services

These primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of the connectivity link. In certain cases, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity and last mile connectivity (predominantly through wireless). We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service and capacity provided, scope of the engagement and the Service Level Agreement, or SLA. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network. The company offers services in the retail voice market in partnership with Skype Communications, S.a.r.l. The company realized revenue from the sale of voice credits and subscriptions of Skype.

Data Center services

Revenue from Data Center services includes revenue from co-location of space and racks on usage of power from large contracts. The contracts are mainly fixed rate for a period of time based on the space or the racks used, and usage revenue is based on consumption of power on large contracts.

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Digital Services

Digital Services

Cloud and Managed Services: Revenue from Cloud and Managed services are primarily from “Cloud and on demand storage”, “Domestic managed services” and “International managed services”. Contracts from Cloud and on demand storage, are primarily fixed and for a period of time. Revenues from Domestic and International managed services comprise of value-added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on time and manpower.

Technology Integration Service (TIS): Revenues from TIS comprises of DC build services and Security services. Contracts under TIS are based on completion of projects and could also be based on time and manpower.

Applications Integration Services: Revenue from Applications Integration Services (Apps SI) comprises of Online Assessment, Web development, supply chain solutions, content management, sale of Digital certificates and sale, implementation and maintenance of Industry Specific applications like SAP, Oracle and Microsoft. Contracts are primarily fixed in nature for a period of time and also could be based on time and manpower.

Managed Network Services

Network Operations Center (NOC) services offer full network, device and performance monitoring across network infrastructure and providers.

DDoS Protect services which offers protection from DDoS attack to corporate customers.

Managed SDWAN with features such as intelligent routing, faster troubleshooting, zero-touch provisioning, providing application level visibility, security, network management and performance management is a transformational approach to design enterprise WANs to simplify deployment and management of the network.

EDGE Services Portfolio

Edge Connect (Managed WLAN) provides Managed Wi-Fi solutions offering connect devices to the network of the customer and the internet at customer locations.

Internet of Things (IoT) services leverages our network, cloud, applications and network integration capabilities to deliver turnkey solutions to our customers ranging from employee/vehicle tracking to smart metering, smart energy monitoring.

Expenses

Cost of goods sold and services rendered

Network Services

Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services and cost of goods in respect of communication hardware and security services sold, commission paid to franchisees and cable television operators, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from telcos and are required for access to the Internet, providing leased lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards annual maintenance contract and the cost of installation in connectivity business. In addition, the Government of India levies an annual license fee of 8% of the adjusted gross revenue generated from IP-VPN services and Voice services under the Unified license.

Data Center Services

Cost of goods sold and services rendered for the Data Center services consists of cost of electrical power consumed, cost of rental servers offered to customers and cost of licenses used to provide services.

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Digital Services

Digital Services

Cloud and Managed Services: Cost of goods sold and services rendered for the Cloud and Managed services consists of cost of licenses in providing services, cost of billable resources in case of Infrastructure Managed services, third party professionals engaged in providing services, associate costs of the delivery teams and cost of operations of DC build BOT projects.

Technology Integration Services: Cost of goods sold and services rendered consists of cost of hardware and software supplied for DC build projects, cost of security hardware and software supplied and cost of hardware and software procured for System integration projects.

Applications Integration Services: Cost of goods sold and services rendered consists of professional charges payable to domain specialists and subject matter experts, cost of billable associates of e-learning business, cost of operating in third party facility for online assessment including invigilator costs and cost of procuring and managing content for the websites, cost of digital certificates and platform usage and other direct costs for the revenue streams.

Selling, general and administrative expenses

Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

Depreciation and amortization

We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from three to eight years and, in the case of buildings, 28 years. Undersea cable capacity is amortised over a period of 12 years and other intangible assets with finite lives are amortised over three to five years.

Impairment

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at December 31.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination. Corporate assets for the purpose of impairment testing are allocated to the cash generating units on a reasonable and consistent basis.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.

Inventories

Inventories comprising traded hardware and software are measured at the lower of cost (determined using first-in first-out principle) and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

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Deferred tax

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill, as the same is not deductible for tax purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred Tax assets in respect of deductible temporary differences are recognised only to the extent of deferred tax liabilities on taxable temporary differences. MAT credit entitlement has been recognised as a deferred Tax asset.

Deferred tax arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management's intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group's books as the tax liability is not with the group.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Quarter ended September		Half year ended September
	2022	2021	2022	2021
	%	%	%	%
Revenues	100	100	100	100
Cost of goods sold and services rendered	(63)	(59)	(63)	(60)
Other income/(expense)	1 *	1 *	1 *	1 *
Selling, general and administrative expenses	(18)	(20)	(17)	(18)
Depreciation and amortization expenses	(12)	(11)	(12)	(12)
Profit from operating activities	7	10	8	10
Finance income	1 *	1 *	1 *	1 *
Finance expenses	(5)	(3)	(4)	(4)
Net finance income/(expense)	(5)	(3)	(5)	(4)
Income tax benefit / (expense)	(1)	(2)	(1)	(2)
Net profit for the year	1	5	2	5

* Represents less than 1%

Results of quarter ended September 30, 2022 compared to quarter ended September 30, 2021

The growth in our revenues for the quarter ended 30th September in fiscal 2022 from fiscal 2021 is given below:

			(Rupees in million)
	Quarter ended September 30, 2022	Quarter ended September 30, 2021	Change	% Change
Revenues	7,938	6,986	952	14%

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We have achieved a revenue of ₹ 7,938 Million ($ 97.34 Million), an increase of ₹ 952 Million ($ 12 Million) over the same quarter previous year. The increase is primarily contributed by revenue from Data Center Services and Network Services.

The revenue by operating segments is as follows:

			(Rupees in million)
	Revenue		Percentage of revenue
	Quarter ended September 2022	Quarter ended September 2021	Quarter ended September 2022	Quarter ended September 2021	Growth
Network Services	3,387	2,960	43%	42%	14%
Data Center Services	2,547	1,851	32%	26%	38%
Digital Services	2,004	2,175	25%	32%	(8)%
Total	7,938	6,986	100%	100%	14%

Revenue from Network service increased by ₹427 million ($5.23 million) primarily due to (i) increase in revenue of ₹295 million ($3.61 million) from Voice services, and (ii) increase in revenue of ₹132 million ($1.62 million) in connectivity services, which is attributable to increase in revenue from ILD & hubbing business by ₹305 million ($3.74 million) due to volume increase, and decrease in revenue of ₹10 million ($0.13 million) from retail voice business.

Revenue from Data Center services has increased by ₹ 696 Million ($8.5 Million) on account of new contracts and higher capacity utilisation by existing customers.

Revenue from Digital Services has decreased by ₹171 Million ($2.08 Million) primarily due to (i) decrease in Technology Integration Service by ₹ 268 Million ($3.28 Million) offsetted by (ii) increase in revenue from Cloud and Managed Services by ₹60 Million ($0.74 Million), (iii) increase in revenue from Applications Integration Services by ₹ 37 Million ($0.46 Million) principally from sale of licenses and eLearning services.

Other income

The change in other income is as follows:

			(Rupees in million)
	Quarter ended September 30, 2022	Quarter ended September 30, 2021	Change	% Change
Other Income	29	33	(4)	(12)%

Other income has decreased by ₹ 4 million ($0.05 Million).

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

			(Rupees in million)
	Quarter ended September 30, 2022	Quarter ended September 30, 2021	Change	% Change
Network services	2,388	1,904	484	25%
Data Center Services	1,241	698	543	78%
Digital Services	1,359	1,533	(174)	(11)%
Total	4,988	4,135	853	21%

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The cost of goods sold increased by 21% on overall basis, the movement in COGS is explained in detail below:

			(Rupees in million)
	Quarter ended September 30, 2022	Quarter ended September 30, 2021	Change	% Change
Network Costs	1,769	1,450	319	22%
Revenue share	220	200	20	10%
Cost of Hardware / Software	957	1,042	(85)	(8)%
Power costs	1,159	685	474	69%
Direct Resources costs	595	428	167	39%
Other direct costs	288	330	(42)	13%
Total	4,988	4,135	853	21%

Network cost comprises cost of bandwidth leased out from telcos, Inter connect charges and IP termination costs payable to carriers. Bandwidth cost increased by ₹ 319 Million ($3.91 Million) due to capacity increase, and IP termination costs increased by ₹ 255 Million ($3.12 Million) on account of increase in minutes.

Revenue share cost comprises of revenue share payable to DOT on ILD, NLD and other services. Increase in revenue share is on account of increase in revenue from licensed services.

The decrease in cost of hardware and software expenses is on account of completion of high margin projects in system integration and security services.

Power costs comprises of electricity cost incurred in our data center. Increase in the cost is on account of increase in power utilisation by customers.

Direct resources costs are comprised of (i) the cost of resources deployed on the network infrastructure delivery (iii) resources involved in delivery of application services (ii) cost of billable resources associated with the eLearning and infrastructure managed services. These resource costs increased by ₹ 167 Million ($2.06 Million) compared to previous period on account of new recruitments.

Other direct costs are comprised of link implementation and maintenance charges for the Network services, onetime costs for data center services for on boarding new customers, platform costs for Cloud storage, direct cost of application services, digital certificate platform costs, content costs, delivery costs of application services, subject matter experts for international business. The decrease in other direct costs are due to (i) increase in platform costs for Cloud storage by ₹ 32 Million ($0.39 Million), (ii) decrease in other direct costs of eLearning Services by ₹ 41 Million ($0.51 Million) and (iii) decrease in maintenance charges of Network Services by ₹ 32 Million ($0.39 Million).

We are continuously seeking cost efficiencies and process optimization to maximize the return.

Selling, General and Administrative expenses

Selling, general and administrative expenses of the Company are set forth as follows:

			(Rupees in million)
	Quarter ended September 30, 2022	Quarter ended September 30, 2021	Change	Change (%)
Operating Expenses	439	336	103	31%
Selling & Marketing Expenses	48	72	(24)	(33)%
Associate Expenses	551	569	(18)	(3)%
Other Indirect Expenses	352	296	56	19%
Provision for doubtful debts and advances	50	100	(50)	(50)%
Forex (gain) / loss	0	7	(7)	(100)%
Total	1,440	1,380	60	4%

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Operating costs includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs increased by ₹ 103 million on account of increase in repairs and maintenance and network operating cost.

Selling and Marketing costs consist of, selling commission payable to sales partners, discounts payable to customers, incentive to salesmen and marketing and promotion costs. Selling & Marketing cost have decreased.

Associate expenses, consists of the annual cost of the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses have decreased by ₹ 18 million during the quarter compared to previous quarter.

Other Indirect expense consist of cost of facilities, electricity charges incurred on facilities, travel cost, Legal charges, professional charges, communication and others. There is an increase in Indirect Expenses due to increase in operational expenses.

Provision for Doubtful debts consists of the charge on account of the provisions created during the year against doubtful debtors. The decrease in Provision for Doubtful debts are on account of prudent provisioning of debtors.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

			(Rupees in million)
	Quarter ended September 30, 2022	Quarter ended September 30, 2021	Change	% Change
Depreciation and amortization	956	790	166	21%
As a percentage of carrying value	4%	4%

The increase in depreciation is primarily on account of capitalisation of fixed assets during the period.

Profit from operating activities

			(Rupees in million)

	Quarter ended September 30, 2022	Quarter ended September 30, 2021	Change	% Change
Operating profit	582	713	(131)	(18)%
As a percentage of revenue	7%	10%

Operating profit has decreased by 18% over the previous year same period due to increase in depreciation and Selling, general and administrative expense..

Finance income/expense

			(Rupees in million)
	Quarter ended September 30, 2022	Quarter ended September 30, 2021	Change	% Change
Finance Income	2	14	(12)	(86)%
Finance expense	364	267	97	36%
Net finance expense	362	253	109	43%

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The decrease in finance income is principally due to reduced receipt of interest on deposits during the current period. The increase in finance expenses is principally on account of increase in interest rates and availment of loans.

Net Profit

			(Rupees in million)
	Quarter ended September 30, 2022	Quarter ended September 30, 2021	Change	% Change
Net Profit	112	356	(244)	(69)%
As a percentage of revenue	1%	5%

Tax expense for the period is ₹ 108 million. This tax expense is measured based on the projected profit for the year for entities forming part of the Group. When there is a current tax credit/asset for the interim period, the same is not recognised since the reversal is projected in the current tax period. The effective tax rate for those entities will be different to this extent for the interim period. Net profit as a 69% of revenue has decreased over the previous year same period due to higher Cost of goods sold, Depreciation and Selling, Genenral and Administration expenses.

Results of half year ended September 30, 2022 compared to half year ended September 30, 2021

Revenues

The growth in our revenues in fiscal 2022 from fiscal 2021 is given below

			(Rupees in million)
	Half year ended September 30, 2022	Half year ended September 30, 2021	Change	% Change
Revenues	15,676	13,437	2,239	17%

We have achieved a revenue of ₹ 15,676 Million ($192.21 Million), a increase of ₹ 2,239 Million ($ 27.45 Million) over same period previous year. This increase is primarily due to increase in revenue from  Data Center Services and Network Services.

The revenue by operating segments is as follows:

			(Rupees in million)
	Revenue		Percentage of revenue
	Half year ended September 30, 2022	Half year ended September 30, 2021	Half year ended September 30, 2022	Half year ended September 30, 2021	Growth
Network Services	6,470	5,727	41%	43%	13%
Data Center Services	5,163	3,532	33%	26%	46%
Digital Services	4,043	4,178	26%	31%	(3)%
Total	15,676	13,437	100%	100%	17%

Revenue from Network service increased by ₹ 743 million ($ 9.12 million) primarily due to (i) increase in revenue of ₹ 506 million ($ 6.21 million) in voice services, which is attributable to increase in revenue from ILD & hubbing business by ₹ 526 million ($ 6.45 million) due to increase in volume, and decrease in revenue of ₹ 20 million ($0.025 million) from retail voice business and (ii) increase in revenue of ₹ 237 million ($ 2.91million) from connectivity services.

Revenue from Data Center services has increased by ₹ 1,630 Million ($ 20 Million) on account of new contracts and higher capacity utilisation by existing customers.

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Revenue from Digital Services has decreased by ₹ 135 Million ($2.01 Million) primarily due to (i) decrease in Technology Integration Service by ₹ 349 Million ($0.98 Million) and (ii) decrease in revenue from Applications Integration Services by ₹34 Million ($0.42 10Million) principally from sale of licenses and eLearning services. This decrease is offset by (iii) increase in revenue from Cloud and Managed Services by ₹ 248 Million ($3.05 Million), contributed by new customer engagements.

Other income

The change in other income is as follows:

			(Rupees in million)
	Half year ended September 30, 2022	Half year ended September 30, 2021	Change	% Change
Other Income	78	49	29	60%

Other income has increased by ₹ 29 million ($0.36 Million). The increase is primarily on account of increase in miscellaneous income.

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

			(Rupees in million)
	Half year ended September 30, 2022	Half year ended September 30, 2021	Change	% Change
Network services	4,564	3,670	894	24%
Data Center Services	2,565	1,358	1,207	89%
Digital Services	2,770	3,007	(237)	(8)%
Total	9,899	8,035	1,864	23%

The cost of goods sold has increased by 23% on overall basis; the movement in COGS is explained in detail below:

			(Rupees in million)
	Half year ended September 30, 2022	Half year ended September 30, 2021	Change	% Change
Network Costs	3,383	2,741	642	23%
Revenue share	425	403	22	6%
Cost of Hardware / Software	2,131	2,048	83	4%
Power costs	2,226	1,334	892	67%
Direct Resources costs	1,152	848	304	36%
Other direct costs	582	661	(79)	(12)%
Total	9,899	8,035	1,864	23%

Network cost comprises cost of bandwidth leased out from telcos, Inter connect charges and IP termination costs payable to carriers. Bandwidth cost increased by ₹ 158 Million ($1.94 Million) due to capacity increase and increase in links, and IP termination costs increased by ₹ 484 Million ($5.94 Million) on account of volume increase.

Revenue share costs are comprised of revenue share payable to DOT on ILD, NLD and other services. The increase in revenue share is on account of increase in revenue from licensed services.

The increase in cost of hardware and software expenses is on account of execution of new projects in systems integration and security services.

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Power costs are comprised of electricity costs incurred in our Data center. Increase in the cost is on account of increase in utilisation by customers.

Direct resources costs comprise of (i) the cost of resources deployed on the Network Infrastructure Delivery and resources involved in delivery of application services and (ii) cost of billable resources associated with the eLearning and Infrastructure Managed services. These resource costs have increased by ₹304 Million ($ 3.73 Million) compared to previous period on account of new recruitments.

Other direct costs, comprises of link implementation and maintenance charges for the Network services, onetime costs for Data Center services for on boarding new customers, platform costs for Cloud storage, direct costs of application services, digital certificate platform costs, content cost, delivery costs of application services, subject matter experts for international business. The decrease in other direct costs are due to (i) increase in platform costs for Cloud storage by ₹ 67 Million ($0.82 Million), (ii) decrease in maintenance charges of Network Services by ₹ 139 Million ($1.70 Million) and (iii) increase in other direct costs of the Data Center by ₹ 21 Million ($0.25 Million).

We seek to continue in the path of achieving cost efficiencies and process optimization to maximize the return.

Selling, General and Administrative expenses of the Company are set forth as follows:

			(Rupees in million)
	Half year ended September 30, 2022	Half year ended September 30, 2021	Change	Change (%)
Operating Expenses	869	616	253	41%
Selling & Marketing Expenses	50	95	(45)	(47)%
Associate Expenses	1,075	1,092	(17)	(2)%
Other Indirect Expenses	620	467	153	33%
Provision for doubtful debts and advances	100	200	(100)	(50)%
Forex (gain) / loss	0	9	(9)	(100)%
Total	2,714	2,479	235	9%

Operating costs include rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs increased by ₹253 million primarily on account of increase in repairs and maintenance and network operating cost.

Selling and marketing costs consist of selling commission payable to sales partners, discounts payable to customers, incentives to salesmen and marketing and promotion costs. Selling & Marketing cost have decreased.

Associate expenses consist of the annual cost of the employees who are part of the sales and marketing function, business development, general management and support services. Associate expenses have decreased by ₹17 million compared to previous half year.

Other Indirect expense consist of cost of facilities, electricity charges incurred on facilities, travel cost, Legal charges, professional charges, communication and others. There is an increase in Indirect Expenses due to increase in operational expenses.

Provision for doubtful debts consists of the charge on account of the provisions created during the period against doubtful debtors. The decrease in provision for doubtful debts is on account of prudent provisioning of debtors.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

			(Rupees in million)
	Half year ended September 30, 2022	Half year ended September 30, 2021	Change	% Change
Depreciation and amortization	1,883	1,593	290	18%
As a percentage of carrying value	8%	8%

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The increase in depreciation is primarily on account of capitalisation of fixed assets during the period.

Profit from operating activities

			(Rupees in million)
	Half year ended September 30, 2022	Half year ended September 30, 2021	Change	% Change
Operating profit	1,258	1,380	(122)	(9)%
As a percentage of revenue	8%	10%

Operating profit as a 9% has decreased over the previous year same period due to increase in depreciation and Selling, general and administrative expense..

Finance income/expense

			(Rupees in million)
	Half year ended September 30, 2022	Half year ended September 30, 2021	Change	% Change
Finance Income	65	35	30	86%
Finance expense	708	514	194	38%
Net finance expense	643	479	164	34%

The increase in finance income is principally due to higher receipt of interest on deposits during the current period ₹ 30 million ($ 0.37 million). The increase in finance expenses is principally on account of increase in interest rates and availment of loans.

Net Profit

			(Rupees in million)
	Half year ended September 30, 2022	Half year ended September 30, 2021	Change	% Change
Net Profit	383	685	(302)	(44)%
As a percentage of revenue	2%	5%

Net profit as a 44% of revenue has decreased over the previous year same period due to higher Depreciation and Selling, Genenral and Administration expenses.

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Liquidity and Capital Resources

We have financed our operations largely through cash generated from operations, equity issuance and bank borrowings. Our liquidity requirements are for meeting working capital needs and capital expenditure required to upgrade and maintain our existing infrastructure.

The following table summarises our cash flows for periods presented:

	Half year ended September 30, 2022	Half year ended September 30, 2021	Half year ended September 30, 2022
	₹ In million	₹ In million	US $ in million
Net cash from / (used in) operating activities	2,523	56	30.94
Net cash from / (used in) investing activities	(4,830)	(2,705)	(59.23)
Net cash from / (used in) financing activities	(352)	(278)	(4.32)
Effect of exchange rate changes on cash and cash equivalents	-	3	-
Net increase / (decrease) in cash and cash equivalents	(2,659)	(2,928)	(32.6)

As at September 30, 2022 and 2021 we had working capital of ₹(527) million negative and ₹ (736) million which includes cash and cash equivalents of ₹ 1,544 million and ₹ 2,453 million respectively. Our working capital net of cash and cash equivalents is ₹ 3,302 (negative) and ₹ 3,556 million (negative) as at September 30, 2022 and 2021. We believe that cash from operations, existing lines of credit and capital availability from our promotor group, we have sufficient resources to meet our liquidity requirements.

Our short term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long term loans. We have foreign currency demand loans which carry lower interest rates compared to Indian Rupee loans, but are subject to exchange fluctuations, due to which there could be an adverse impact on cash outflows.

On October 22, 2010, the company entered into a subscription agreement with Mr. Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. Pursuant to the terms of this subscription agreement, the company issued and allotted 125,000,000 equity shares to an entity affiliated and controlled by Mr. Raju Vegesna, our CEO, Chairman and Managing Director. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company. During the fiscal year 2019, the Company has received an aggregate of ₹900 million in connection with this private placement, resulting in an aggregate of ₹ 4,000 million received till date. During the fiscal year 2019, all 125,000,000 shares were fully paid.

Our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing. We are taking steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

Cash and cash equivalents:

Cash and cash equivalents comprise of ₹ 2,775 million, ₹ 2,820 million, in bank accounts and ₹ 1,400 million, ₹ 1,062 million in the form of bank deposits as of September 30, 2022 and 2021, respectively, out of which cash deposits in the form of margin money is restricted for use by us amounting to ₹ 1,330 million and ₹ 868 million respectively balance in cash and cheque amouting to ₹ 2.4 millions.

Net cash generated from operating activities for the half year ended September 30, 2022 was ₹ 2,523 million ($ 31 million), ₹ 2,468 million ($ 30.25 million) higher than previous period. This is mainly attributable to increase in trade and other receivabes during the period of ₹ 3,049 ($ 37.39 million), a decrease in contract asset and contract liabilities by ₹ 213 million ($ 2.62 million) an increase in trade and other payables of ₹ 67 million ($ 0.82 million), decrease in tax expenses ₹ 389 million ($ 4.77 million) and decrease in other line items by ₹ 95 ($ 1.17 millions).

Net cash generated from operating activities for the previous half year ended September 30, 2021 was ₹56 million ($ 0.75 million), ₹3,061 million ($ 41.22 million) lesser than previous period. This is mainly attributable to decrease in trade and other receivabes during the period of ₹ 4,691 ($ 63.17 million), an increase in trade and other payables of ₹ 1,356 million ($ 18.26 million), increase in tax expenses ₹706 million ($ 9.51 million) due to receipt of previous year’s tax refund, increase in contract liabilities by ₹ 734 millions ($ 9.89 million) and increase in other line items by ₹ 1,895 ($ 26 millions).

Net cash used in investing activities for the half year ended September 30, 2022 was ₹ 4,830 million ($ 59 million), primarily on account of additional expenditures on property, plant and equipment amounting to ₹ 4123 million ($ 51 million), additional expenditures on intangibles amounting to ₹ 200 million ($ 2 million) increase in Right of Use assets by ₹ 152 million ($ 2 million) and due to purchase of corporate debt securities of ₹ 387 ($ 5 millions) and offset by other line items such as finance income of ₹ 27 million ($ 0.33 million).

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Net cash used in investing activities for the previous half year ended September 30, 2021 was ₹ 2,705 million ($ 37 million), primarily on account of additional expenditures on property, plant and equipment amounting to ₹ 2,146 million ($ 29 million), additional expenditures on intangibles amounting to ₹ 270 million ($ 4 million) increase in Right of Use assets by ₹ 73 million ($ 1 million) and due to purchase of corporate debt securities of ₹ 244 ($3 millions) and offset by other line items.

Net cash used in financing activities for the half year ended September 30, 2022 was ₹352 million ($ 4 million), This was mainly attributable to net of proceeds and repayment of borrowings by ₹ 492 million ($ 6 million), proceeds from issue of shares (ESOP) by ₹ 6 million ($ 0.07 million), repayment of lease liability by ₹ 191 millions ($ 2 Million) and finance expenses paid of ₹ 658 millions ( $ 8 million).

Net cash used in financing activities for the previous half year ended September 30, 2021 was ₹278 million ($ 6 million), This was mainly attributable to net of proceeds and repayment of borrowings by ₹ 317 million ($ 5 million), proceeds from issue of shares (ESOP) by ₹ 23 million ($ 0.31 million), repayment of lease liability by ₹ 109 millions ($ 1 Million) and finance expenses paid of ₹ 510 millions ( $ 7 million).

Tax Matters

➢	Residential Status:
o	A person is said to be resident in India if:
•	A person of Indian Origin becomes resident if stay in India > 182 days and stays for 1 out of 4 preceding years for a minimum of 60 days in the current financial year.
•	If a resident who is not an ordinary resident stays in India for 730 days out of 7 preceding year and has been resident of India in at least 2 out of 10 years immediately previous years.
•	Deemed to be resident if an Indian citizen is not liable to tax in any other country due to any reason.
▪	CBDT clarified that Indian citizens who are bona fide workers in other countries are not included and their foreign income is not taxable in India

➢	Filing of Return of Income (ROI) by Non-residents: As per earlier provisions, Non-Residents / foreign companies need not file ROI if their income includes dividend & interest income. Now, royalty & Fees for Technical Services have also been included in this exception. However, corresponding Transfer Pricing provisions have not been amended and hence Transfer Pricing compliances are still to be adhered to. Further, if withholding taxes were applied on such royalty / fee for technical services under the provisions of Double Taxation Avoidance Agreement, above concession is not applicable.

Relaxations given by Income Tax department:

➢	Introduction of Section 194R

▪	Section 194R, introduced vide Finance Act, 2022, is effective from 01 July 2022.

▪	Section 194R requires tax deduction at source by any person paying to a resident any benefit or perquisite, whether convertible into money or not arising from business or the exercise of a profession (exceeding INR 20,000 per year) at the rate of 10 percent.

Relaxations/ Assessee favoring decisions by Income Tax department:

Statutory due dates for below mentioned compliance have been extended by the Central Board of Direct taxes through various circulars:

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▪	Due date for furnishing Tax Audit Reports for the year 2021-22 extended from 30 September 2022 to 7 October 2022 (Circular No.19/ 2022 dated 30 September 2022).

▪	Due date for filing of Income Tax Return for assessees subjected to tax audit (with no transfer pricing implications) extended from 31 October 2022 to 7 November 2022 (Circular No.20/ 2022 dated 26 October 2022).

▪	Due date for filing quarter TDS returns, relating to payments to residents, extended from 31 October 2022 to 30 November 2022 (Circular No. 21/ 2022 dated 27 October 2022).

Due dates extended by a year up to 31 March 2023 to provide more time to business to satisfy the conditions for availing various exemption/ deductions provided under the Act

▪	Section 115BAB: Extension of last date for commencing manufacturing operations to avail lower tax rate of 15% from 31 March 2023 to 31 March 2024

▪	Section 80-IAC: Extension of last date for incorporation of eligible startups from 31 March 2022 to 31 March 2023 to avail profit linked exemption 100 percent of profits allowed as deduction

Certain provisions of the Income-tax Act, 1961 (‘the Act’) amended resulting in possibilities of increased disallowances/ reduced deductions for businesses

▪	Section 40: Surcharge and cess not deductible
▪	Section 14A: Disallowance would be warranted even if no exempt income is earned during the year
▪	Section 37: Any amount incurred for any offense or for compounding any offense under any law in force in or outside India and for providing any benefit or perquisite to any person which is in violation of any law governing the conduct of such person would not be allowable as deduction
▪	Section 43B: Conversion of interest liability to debentures cannot be treated as actual payment against discharge of liability and hence not allowable as deduction
▪	Section 50: Reduction of goodwill from block of assets would be treated as transfer
▪	Section 79A: No set-off of losses against undisclosed income coming to light consequent to search, requisition and survey
▪	Section 115BBD: Concessional tax rate of 15 percent on dividend from specified foreign companies discontinued
▪	Section 194R*: Benefit or perquisite provided to a resident carrying on business or profession, exceeding INR 20,000 in a year, shall be subjected to TDS at 10 percent of the value of such benefit/ perquisite

Introduction of new provisions/ amendments to existing ones to provide for reduced litigations and better compliance facilities to assesses:

▪	Section 139(8A): Option to file updated tax return (in addition to revised or belated returns) within 24 months from end of the AY only upon payment of additional tax 25%/ 50% of tax and interest payable.
▪	Section 158AB: Procedure to be followed to prevent filing appeals by revenue where identical question of law pending before High Court or Supreme Court in own case or another assesses case.

1.	OTHER AMENDMENTS

Goods & Services Tax (GST):

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Pursuant to the GST Council meeting that was held last week, CBIC has issued a few notifications to give effect to some of the announcements.  Some of the aspects addressed are in the context of refunds, interest computations, changes in return forms, etc.

Notification No and Date	Section/Form Reference	Summary
Notification 10/2022–Central Tax dated 5 July 2022	Section 44	Registered person whose turnover is upto 2 Crores is exempted from filing GSTR-9 for FY 2021-22
Notification 11/2022–Central Tax dated 5 July 2022	Form CMP 08	Due date for payment of self - assessed tax for the quarter ending 30 June 2022 has been extended till 31 July 2022
Notification 12/2022–Central Tax dated 5 July 2022	GSTR - 04	Late fee payable for delay in furnishing of FORM GSTR-4 for the FY 2021-22 has been waived if the same is filed within 28 July 2022.
Notification 13/2022–Central Tax dated 5 July 2022	Section 73(9)	Issuance of Demand Order for recovery of taxes not paid or short paid or Input tax credit wrongly utilized for the FY 2017-18 can be issued by the proper officer till 30 September 2023
	Section 73(10)	The period starting from 1 March 2020 to 28 February 2022 shall stand excluded for the purpose of limitation for issuance of order for recovery of erroneous refund
	Section 54 & 55	The period starting from 1 March 2020 to 28 February 2022 will be excluded for calculation of relevant date for filing refund application

The Government has also amended the Central Goods and Services Tax Rules, 2017 to give effect to various recommendations of the GST Council vide Notification 14/2022 – Central Tax dated 05 July 2022.

Section/Form Reference	Summary of Amendment
Proviso to Rule 21A sub-rule (4)	Suspension of registration to be revoked on furnishing of all pending returns
Clause (d) of Explanation 1 to Rule 43	Aggregate value of exempt supplies for the purpose of ITC reversal under Rule 42/43 shall exclude value of Duty Credit Scrips
Clause (s) of Rule 46

Taxpayers who are exempted from issuing e-Invoices even though their turnover exceeds the prescribed turnover shall include a declaration in the Tax Invoices issued by them

“I/We hereby declare that though our aggregate turnover in any preceding financial year from 2017-18 onwards is more than the aggregate turnover notified under sub-rule (4) of rule 48, we are not required to prepare an invoice in terms of the provisions of the said sub-rule.”

The following persons shall include such declaration on the Tax Invoices:

a. Government Department and Local Authority

b. Special Economic Zone

c. Banks and NBFCs

d. Insurance Companies

e. GTA and Passenger Transport entities

Sub-rule (4B) of Rule 86	Erroneous refund sanctioned and paid back by the taxpayer will be recredited to ECRL by the proper officer in Form GST PMT 03A
Sub-rule (3) & (5) of Rule 87	UPI and IMPS to be allowed as payment modes for depositing cash in Electronic Cash Ledger

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Sub-rule (14) of Rule 87	Transfer of cash balance from Electronic Cash Ledger between distinct persons (GSTINs of the same PAN) to be allowed by filing FORM GST PMT 09. Provided the transfer will not be allowed if there is any unpaid liability in Electronic Liability Ledger.
Rule 88B

1. Computation of Interest under Section 50(1) and 50(3)

a. Late filing of returns - Where returns of a particular period are filed after the due date, the taxpayer is required to pay interest on the portion of tax which is paid by debiting the Electronic Cash Ledger for the period of delay.

b. All other cases - Where any supplies and tax liability thereon is missed to be reported/paid in the returns (GSTR 3B) and is being paid in returns of subsequent period, interest is required to be paid on the entire tax liability till the date of payment of such taxes.

c. Ineligible ITC availed and utilized and subsequently reversed - Where any ineligible ITC was availed and utilized, taxpayers are required to pay interest from the date of utlization till the date of reversal of such credits.

When the balance in Electronic Credit Ledger falls below the amount of ineligible ITC availed, the extent of such shortfall shall be construed to be the amount of utilized credit for the purpose of Interest computation.

Explanation to Fourth Proviso to Rule 89(1)	“Specified officer” means a “specified officer” or an “authorised officer” as defined under rule 2 of the Special Economic Zone Rules, 2006.
Clause (b) of Rule 89(2)	Document required for filing refund application on account of export of electricity prescribed.
Explanation to Rule 89(4)	The value of goods exported out of India shall be taken as: a. FOB value declared in Shipping Bill/Bill of Export or b. Value declared in Tax Invoice/Bill of Supply whichever is less
Rule 89(5)

Change in formula for Inverted Structure Duty

The amended formula for computing the refund amount admissible is as follows:

Maximum Refund Amount = {(Turnover of inverted rated supply of goods and services) x Net ITC ÷ Adjusted Total Turnover} - {tax payable on such inverted rated supply of goods and services x (Net ITC÷ ITC availed on inputs and input services)}

Clause (b) of sub-rule 1 of Rule 96	In case of exporter of goods filing refund of IGST paid under Rule 96, if there is any mismatch between data furnished in Shipping Bills and GSTR 1, the refund application shall be deemed to have been filed on the date when the mismatch in shipping bills have been rectified.
Sub-rule (5) of Rule 96	An intimation in FORM GST RFD 01 shall be transmitted to the proper office of GST/Customs and the exporter where the refund is withheld for reasons specified in sub-rule 4 of Rule 96. Such electronically generated form shall be deemed to be the application for refund
GSTR 3B

1. A separate table (3.1.1) has been populated for E-Commerce Operators and persons making supplies through e-Commerce Operators, for supplies on which the e-Commerce Operators are required to pay taxes under Section 9(5).

2. Amendment in Table 4 of GSTR 3B

GSTR 9

1. HSN on outward supplies (B2B) to be mandatorily reported:

a. For turnover up to INR 5 cr in the preceding year - HSN at 4 digits level

b. For turnover above INR 5 cr in the preceding year  - HSN at 6 digits level

2. Reporting of HSN of Inward supplies remains optional for 2021-22

3. Credit Notes/Debit Notes/Amendments against B2B, SEZ/Exports with payment of tax and Deemed Export supplies to be shown separately in Table 4

4. Other relaxations in reporting to continue for the year 2021-22

GSTR 9C	All relaxations in reporting in GSTR 9C to continue for the year 2021-22

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Off-Balance Sheet Arrangement

We have not entered into any off balance sheet arrangement other than contractual obligations such as operating lease arrangements disclosed below as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off balance sheet arrangements and aggregate contractual obligations.

Contractual obligations

Set forth below are our contractual obligations as at September 30, 2022:

Payments due by period (₹ 000s)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	12,390,868	3,107,372	4,471,863	2,850,524	1,961,109
Short term borrowings	5,555,161	5,555,161	-	-	-
Lease Liabilities	282,204	125,776	147,142	9,286	-
Purchase obligations	10,802,288	10,802,288	-	-	-

Item 4. Quantitative And Qualitative Disclosures About Market Risk

General

 Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.

Please see Note 34 to the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2022.

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Risk Management Procedures

 We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

New accounting pronouncements not yet adopted by the Company

Certain new standards, interpretations and amendments to existing standards have been published that are mandatory for the Company’s accounting periods beginning on or after April 1, 2023 or later periods. Those which are considered to be relevant to the Company’s operations are set out below.

i.	In January 2020, the IASB issued amendments to IAS 1 “Presentation of Financial Statements” regarding the ‘Classification of Liabilities as Current or Non-current’. The amendments in Classification of Liabilities as Current or Non-current (Amendments to IAS 1) affect only the presentation of liabilities in the statement of financial position, and not the amount or timing of recognition of any asset, liability, income or expenses, or the information that entities disclose about those items. The amendments:

•	clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period and align the wording in all affected paragraphs to refer to the “right” to defer settlement by at least 12 months and make explicit that only rights in place “at the end of the reporting period” should affect the classification of a liability;

•	clarify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

•	make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The above amendments are effective for annual reporting periods beginning on or after January 1, 2024 and are to be applied retrospectively. Early application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

ii.	In February 2021, the IASB issued “Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)” in relation to determining which accounting policies are to be disclosed in the financial statements. These amendments:

•	require an entity to disclose its material accounting policy information instead of its significant accounting policies;

•	clarify that accounting policy information may be material because of its nature, even if the related amounts are immaterial; and also clarifies if users of an entity’s financial statements would need it to understand other material information in the financial statements;

•	clarify that accounting policy information is material; and

•	clarify that if an entity discloses immaterial accounting policy information, such information shall not obscure material accounting policy information.

The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Early application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

iii.	In February 2021, the IASB issued “Disclosure of Accounting Estimates (Amendments to IAS 8)” in relation to distinction between accounting policies and accounting estimates. These amendments:

•	replace the definition of change in accounting estimates with a definition of accounting estimate as “monetary amounts in financial statements that are subject to measurement uncertainty”;

•	clarify that a change in accounting estimate that results from new information or new developments is not the correction of an error. In addition, the effects of a change in an input or a measurement technique used to develop an accounting estimate are changes in accounting estimates if they do not result from the correction of prior period errors; and

•	state that a change in an accounting estimate may affect only the current period’s profit or loss, or the profit or loss of both the current period and future periods. It also requires that the effect of the change relating to the current period is recognized as income or expense in the current period and the effect, if any, on future periods is recognized as income or expense in those future periods.

The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied prospectively. Early application is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements

iv.	In May 2021, the IASB issued ‘Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)’ to clarify the accounting for deferred tax on transactions such as leases and decommissioning obligations. These amendments clarify that the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition.

The Company shall apply the amendments to transactions that occur on or after the beginning of the earliest comparative period presented. The Company shall, at the beginning of the earliest comparative period presented, recognize deferred tax for all temporary differences related to leases and decommissioning obligations and recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings at that date.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023. Early adoption is permitted.

The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

v.	IFRS 17 requires insurance liabilities to be measured at a current fulfillment value and provides a more uniform measurement and presentation approach for all insurance contracts. These requirements are designed to achieve the goal of a consistent, principle-based accounting for insurance contracts. IFRS 17 supersedes IFRS 4 Insurance Contracts as of 1 January 2023.

Applicable to annual reporting periods beginning on or after 1 January 2023.

Our Company does not expect the amendments to have an impact to its consolidated financial statements.

vi.	Amends IFRS 4 Insurance Contracts provide two options for entities that issue insurance contracts within the scope of IFRS 4:

An option that permits entities to reclassify, from profit or loss to other comprehensive income, some of the income or expenses arising from designated financial assets; this is the so-called overlay approach; an optional temporary exemption from applying IFRS 9 for entities whose predominant activity is issuing contracts within the scope of IFRS 4; this is the so-called deferral approach.

The application of both approaches is optional and an entity is permitted to stop applying them before the new insurance contracts standard is applied.

The amendments to IFRS 17 are effective for annual periods beginning on or after 1 January 2023. Earlier application is permitted. They are applied retrospectively.

Extension of the Temporary Exemption from Applying IFRS 9 (Amendments to IFRS 4) defers the fixed expiry date of the amendment to annual periods beginning on or after 1 January 2023.

Our Company does not expect the amendments to have an impact to its consolidated financial statements.

vii.	Amends IFRS 17 to address concerns and implementation challenges that were identified after IFRS 17 Insurance Contracts was published in 2017. The main changes are:

Deferral of the date of initial application of IFRS 17 by two years to annual periods beginning on or after 1 January 2023. Additional scope exclusion for credit card contracts and similar contracts that provide insurance coverage as well as optional scope exclusion for loan contracts that transfer significant insurance risk. Recognition of insurance acquisition cash flows relating to expected contract renewals, including transition provisions and guidance for insurance acquisition cash flows recognised in a business acquired in a business combination Clarification of the application of IFRS 17 in interim financial statements allowing an accounting policy choice at a reporting entity level. Clarification of the application of contractual service margin (CSM) attributable to investment-return service and investment-related service and changes to the corresponding disclosure requirements. Extension of the risk mitigation option to include reinsurance contracts held and non-financial derivatives Amendments to require an entity that at initial recognition recognises losses on onerous insurance contracts issued to also recognise a gain on reinsurance contracts held Simplified presentation of insurance contracts in the statement of financial position so that entities would present insurance contract assets and liabilities in the statement of financial position determined using portfolios of insurance contracts rather than groups of insurance contracts. Additional transition relie for business combinations and additional transition relief for the date of application of the risk mitigation option and the use of the fair value transition approach

Applicable to annual reporting periods beginning on or after 1 January 2023

Our Company does not expect the amendments to have an impact to its consolidated financial statements.

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Item 5. Controls and Procedures

Disclosure Controls and Procedures

As at September 30, 2022, our management, with the participation of our chief executive officer and chief financial officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2022, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Changes in internal control over financial reporting

During the half year ended September 30, 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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Part II. Other Information

Item 1. Legal Proceedings

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

See Note 17 of notes to Unaudited Condensed Consolidated Interim Financial Statements in Part I above and Note 31 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2022.

Item 1A. Risk Factors

For information regarding factors that could affect the Company’s results of operations, financial condition and liquidity, see the risk factors discussion set forth in Item 1A of our Annual Report on Form 20-F for the fiscal year ended March 31, 2022 and the information under “Forward-Looking Statements” included in this Report. There have been no material changes to our Risk Factors from those disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2022.

Item 2. Unregistered Sale of Equity Securities and Use of Proceeds

None.

Items 3. Defaults upon Senior Securities

None.

Item 4. Mine safety Disclosure

Not applicable.

Item 5. Other Information

Cessation of office of Director

On November 2, 2022, the Board of Directors of the Company took notice of the cessation as a director of the Company of Mr Ananda Raju Vegesna, who is the brother of Mr Raju Vegesna, the Company’s CEO, Chairman and Managing Director. The cessation, which was effective at the close of business on October 28, 2022, was pursuant to the provisions of Section 167(1)(b) of the Companies Act, 2013. Section 167(1)(b) of the Indian Companies Act, 2013 provides that if a director of a company is absent from all the meetings of the board of directors held during a period of 12 months with or without seeking leave of absence, that director’s office as a director shall become vacant.

Appointment of  Director

Mr M P Vijay Kumar has been serving the Company as the Chief Financial Officer effective October 2007. Based on the recommendation of Nomination and Remuneration Committee, the Board appointed him as a Whole-Time Director (Additional) of the Company as per section 196 (2) of the Indian Companies Act, 2013. As per Section 161(1) of the Indian Companies act, 2013 read with Companies (Appointment and Qualification of Directors) Rules, 2014 and Clause 50 of the Articles of Association of the Company, an Additional Director shall hold office upto the date of the next Annual General Meeting of the Company.

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He shall continue to function as Key Managerial Personnel (CFO) of the Company as per the provisions of the Indian Companies Act, 2013. He will be designated as Executive Director and Group Chief Financial Officer effective November 14, 2022.

The above appointment as the Whole Time Director shall be for a period of Five years effective November 14, 2022 subject to the approval of the Shareholders at the next General Meeting of the Company.

Effective November 14, 2022, Mr M P Vijay Kumar shall be paid remuneration by way of Salary, Perquisites, Incentive, allowances and other benefits for his tenure as a Whole Time Director, as may be determined by the Committee and the Board from time to time and subject to the approval of the Shareholders, as may be required. The above remuneration shall be inclusive of the Variable Pay by way of Performance Linked Incentive to be paid as per the Policy of the Company. The overall remuneration effective shall be not exceeding Rs 500 lacs p.a. or 5% of the Net Profit as per section 198 of the Indian Companies Act, 2013 whichever is higher during the term of 5 years which is subject to the approval of the Shareholders at the ensuing Annual General Meeting by a Special Resolution.

In any Financial Year during the tenure of Mr M P Vijay Kumar as the Whole Time Director, the Company incurs a loss or its profits are inadequate, the Company shall continue to pay to him the remuneration (increased on a time scale during the tenure of five years) as fixed by the Board within the overall remuneration approved by the Shareholders.

However, the aggregate remuneration (Fixed and Variable pay) payable to him shall always be subject to the overall ceilings as may be approved by the Shareholders at the General Meeting in compliance with Section 197 read with Schedule V of the Indian Companies Act, 2013 and the Rules made thereunder.

During the period November 14, 2022 until the conclusion of the next General Meeting, the excess remuneration paid, if any, shall be subject to approval of Shareholders in the General Meeting.

He shall also be entitled to reimbursement of all legitimate expenses incurred by him while performing his duties as per the policy of the Company and such reimbursement will not form part of his remuneration. He shall not be entitled to sitting fees for attending Meetings of the Board and shall not be liable to retire by rotation.

During the tenure of the above appointment, the Committee or the Board of Directors, shall have the authority to alter or vary the terms and conditions of appointment including remuneration payable to Mr M P Vijay Kumar as per the provisions of Indian Companies Act, 2013 and the subject to the approval of the Shareholders.

1. Transfer of Unclaimed Dividend amount to Investor Education Protection Fund:

pursuant to the provisions of Section 124 and 125 of the Indian Companies Act, 2013, all the unpaid/unclaimed dividend amounts remaining unpaid/unclaimed over 7 years are required to be transferred to the Investor Education and Protection Fund maintained by the Ministry of Corporate Affairs, Government of India. The Company has transfered Rs. 476 which was unclaimed by the Shareholders more than 7 years to Investor Education and Protection Fund in accordance with Section 125 (2) read with Rule 5(1) of the Investor Education and Protection Fund Authority (Accounting, Audit, Transfer and Refund) Rules, 2016 of the Indian Companies Act, 2013.

Item 6. Exhibits

None.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 17-11-2022

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer

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